UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For August 28, 2025 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ FY25 RESULTS for the year ended 30 June 2025 FY25 RESULTS UNDERSCORE VALUE-DRIVEN GROWTH WITH STRONG MARGINS, RECORD CASH FLOWS, HIGH GRADES AND STRATEGIC COPPER EXPANSION Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (Harmony or the Company) Johannesburg, South Africa. Thursday, 28 August 2025. Harmony Gold Mining Company Limited is pleased to report our financial and operational results for the financial year ended 30 June 2025. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 1 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW Our purpose is rooted in creating shared value through responsible mining, where safety, sustainability and operational excellence are non-negotiable. This has resulted in a decade of consistency, record cash flows and a future powered by quality orebodies, copper and collaboration. In FY25, we once again demonstrated resilience and consistency, delivering on our production guidance for the tenth consecutive year and generating record free cash flows. Gold remains core to who we are and what we do, forming the foundation of our success as we celebrate our 75th anniversary this year. Our strategy is centred on value enhancement over volume growth, ensuring every ounce we produce strengthens margins and shareholder returns. At the same time, we are evolving – transforming into a global, high-margin gold and copper producer. Copper, a critical enabler of the global energy transition, enhances our portfolio and strengthens our long-term growth strategy. We have laid a solid foundation to continue de-risking our asset portfolio, safeguard cash flows and strengthen our investment case. We remain focused on long-term value creation and continue to assess acquisition opportunities in the gold and copper markets. Current market dynamics have created a unique window to strategically leverage the robust cash flows generated from our high-margin gold operations to acquire and develop premium, mid-cycle copper assets while replacing and growing Mineral Reserves. This disciplined reinvestment approach enhances the quality of our portfolio through geographic and commodity diversification, prioritises higher-quality ounces, and strengthens margin durability across commodity cycles. By balancing profitability with future-facing growth, Harmony is well positioned to deliver safe, long-term returns to our shareholders. As we reflect on our key performance metrics – safety, grade, costs and production – we continue to demonstrate the merit of consistency. Our ability to maintain stable, high-quality production across a diverse portfolio of assets is a testament to our operating model and the discipline of our teams. These metrics are not just numbers – they are evidence of a strategy built on embedded safety, long-term value, stability and responsible growth. Safety At Harmony, safety is not just a priority, it is a core value that underpins everything we do. Guided by our strategic pillar of Responsible Stewardship, we continue to invest in safety infrastructure and initiatives to ensure every workplace is safe, compliant and empowering. Operating some of the deepest mines in the world demands excellence, and we remain committed to a proactive safety strategy that protects our people and reinforces our culture of accountability. FY25 was marked by both progress and profound loss. With one loss of life in the first half, Harmony recorded its best six-month safety performance in 75 years, yet the second half brought the tragic loss of ten colleagues. In response, we conducted comprehensive internal reviews and continue to implement lessons learnt from these incidents. Our LTIFR reached an all-time low of 5.39 per million hours worked, with further improvement to 3.60 per million hours worked in the month of June 2025, proof that personal ownership of safety drives real change. Our journey toward zero loss of life is ongoing, and we will never stop striving to make our workplaces safer. Production and grade Over the past 12 months, we delivered a solid, well-balanced production performance across our operations. This was driven primarily by exceptional performance from our high-grade South African underground mines – Safety and operational excellence • Despite the tragic losses of life in the FY25, the Group achieved an all-time low LTIFR1 of 5.39 (FY24: 5.53), highlighting continued progress in our journey towards zero harm • A decade of consistency, meeting production, grade and cost guidance for 10th consecutive year • Underground recovered grades up 3% to 6.27g/t (FY24: 6.11g/t) Financial performance • Record adjusted free cash flow2 of R11.1 billion (US$614 million), up 54%, driven by higher grades and gold price • Headline earnings per share up 26% to 2 337 SA cents (129 US cents) • Basic earnings per share up 67% to 2 313 SA cents (127 US cents) • Final dividend3,4 declared of 155 SA cents (9 US cents), bringing total FY25 payout to a record R2.4 billion (US$133 million) Balance sheet strength • Net cash position increased by 285% to R11.1 billion (US$628 million) • Liquidity of R20.9 billion (US$1 179 million) in cash and undrawn facilities Production and costs • Group gold production of 46 023kg (1 479 671oz), down 5% but within guidance • Mponeng production up 19%, with exceptional recovered grade of 11.27g/t • All-in sustaining cost (AISC) increased by 17% to R1 054 346/kg (US$1 806/oz), in line with guidance • Average gold price received up 27% to R1 529 358/kg (US$2 620/oz) • Group revenue up 20% to R73 896 million (US$4 071 million) Strategic and sustainable growth: value enhancement over volume growth • Copper strategy firmly on track: – Eva Copper final Feasibility Study Update imminent – Eva Copper Mineral Resource increased 31% to 1.93Mt of contained copper, gold up 12% to 492koz – MAC Copper acquisition expected to conclude in October 2025 • Globally significant declared Mineral Resources: 135.5Moz | Declared Mineral Reserves: 36.8Moz in gold and gold equivalents • ESG recognition for embedding sustainability: – FTSE4Good inclusion for the 8th consecutive year – MSCI ESG rating upgraded to BB – CDP: achieved an ‘A-’ rating for our best practice water management strategy SALIENT FEATURES for the financial year ended 30 June 2025 (FY25) vs financial year ended 30 June 2024 (FY24) * The condensed consolidated financial statements for the full year ended 30 June 2025 on pages 28 to 49 have been reviewed by our external auditors, Ernst & Young Inc. Adjusted free cash flow, cash operating costs, total all-in sustaining costs, total all-in costs, reconciliation of non-GAAP measures and the convenience translation are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been extracted, without adjustment. 1 LTIFR – lost time injury frequency rate in per million hours worked 2 Refer to non-GAAP measures on page 19 for more details 3 See dividend notice on page 11 for the details 4 Illustrative equivalent based on the closing exchange rate of R17.45/US$1 as at 22 August 2025 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 2 particularly Mponeng – and another strong contribution from Hidden Valley in Papua New Guinea throughout the year. These assets continue to demonstrate the strength of our diversified portfolio and the advantage of disciplined operational execution. While we achieved our full-year production guidance, the second half of FY25 presented notable challenges. Safety-related stoppages and adverse weather conditions impacted production in the third and fourth quarters. A safe mine is a productive mine, and the temporary halts in production were necessary to protect our people and uphold our commitment to zero harm. In line with plan, group production for FY25 decreased by 5% to 46 023kg (1 479 671oz), from 48 578kg (1 561 815oz) in FY24. Production continues to be underpinned by our South African underground high-grade and surface operations and our Hidden Valley mine in Papua New Guinea. Recovered grades at our South African underground operations rose by 3% to 6.27g/t from 6.11g/t, led by a 13% increase in recovered grades to 11.27g/t at Mponeng. Revenue Group revenue increased by 20% to R73 896 million (US$4 071 million), up from R61 379 million (US$3 282 million). This was mainly due to a 27% increase in the average gold price received to R1 529 358/kg (US$2 620/oz) from R1 201 653/kg (US$1 999/oz). The increase in gold revenue was partially offset by a realised gold hedge book loss of R4 594 million (US$253 million), which lowered the average gold price received. By-product contributions Silver revenue increased by 9% to R1 810 million (US$100 million) from R1 667 million (US$89 million) due to a 26% increase in silver prices to US$31.20/oz from US$24.72/oz. Silver production decreased by 15% to 3 137 590oz from 3 672 899oz in FY24 in-line with planned lower recovered grades at Hidden Valley. Uranium revenue decreased by 5% to R822 million (US$45 million), down from R866 million (US$46 million) in the previous financial year. This decline was primarily due to a 17% decrease in uranium production to 488 046lb, compared to 590 104lb in FY24, from our Moab Khotsong operation. Cash flow and margins Group adjusted free cash flows increased by 54% to a record R11 142 million (US$614 million) in FY25, surpassing the previous record of R7 252 million (US$388 million) achieved in FY24. Group adjusted free cash flow margins improved to 16%, up from 12% in FY24, driven mainly by Hidden Valley, Mponeng and the South African surface operations, which returned adjusted free cash flow margins of 48%, 44% and 36% respectively. Cost management Currently, over 90% of our cash operating costs are denominated in South African rand, which has proven to be both a headwind and a tailwind given the recent volatility against the US dollar. While currency fluctuations are beyond our control, they can have a material impact on our cost base and financial performance. In the longer term, a more stable and stronger rand would be preferable, given its positive influence on inflation and overall country sentiment. However, our focus remains on what we can control. Through a stringent planning cycle and disciplined cost management, we have kept cost increases predictable and aligned with our planning parameters – supporting sustainable margins and long-term value creation. Total cash operating costs net of by-product credits in FY25 increased by 9% and in line with plan, to R40 266 million (US$2 219 million) from R36 858 million (US$1 971 million) in FY24. On a per-unit basis, cash operating costs increased by 15% to R874 901/kg (US$1 499/oz) from R758 736/kg (US$1 262/oz). Key factors impacting our per-kilogramme cash operating costs year-on-year include: • lower planned annual production • total labour costs, which contribute 52% towards our cash operating costs, remain predictable and controlled due to the five-year wage agreement that is in place until June 2029. Labour increased by 6% mainly due to salary increases and higher production-related bonuses • electricity and water costs are 20% of our cash operating costs and increased by 16% mainly as a result of higher annual increases in Eskom tariffs • royalties increased by a significant 50% due to the higher revenue and profitability of our operations All-in sustaining costs (AISC) increased by 17% to R1 054 346/kg (US$1 806/oz). The higher AISC was as a result of: • higher cash operating costs as discussed above • higher sustaining capital as a result of additional development metres All-in costs (AIC) rose by 20% to R1 162 011/kg (US$1 991/oz), reflecting capital investment in our high-quality assets namely Mine Waste Solutions, Mponeng and Moab Khotsong. Investing in our future: allocating capital towards quality orebodies We allocate capital with discipline and foresight, prioritising high-return assets and projects that drive long-term performance. Our strategy balances near-term cash generation with responsible growth, supported by a resilient, margin-accretive portfolio and a comprehensive project pipeline. The bulk of our major capital is directed toward high-grade underground and high-margin surface assets. Mature South African operations receive targeted investment to maintain flexibility, profitability, and support responsible mining practices throughout the life cycle. The plan is to ensure that every mine is safe and profitable, so that each one is able to contribute meaningfully to our overall performance. Investment decisions are integrated and risk-based, taking into account sustainability, financial returns, operational agility and future reserve potential. This will drive consistent earnings growth and strong shareholder returns, underpinned by solid cash flows. Capital expenditure rose 32% to R10 998 million (US$606 million), driven mainly by the extension projects at Moab Khotsong and Mponeng, the 100MW renewable energy project at Moab Khotsong and the Mine Waste Solutions Kareerand Tailings Storage Facility (TSF) extension. Spend will increase in FY26 to advance growth and sustain mature assets. This disciplined investment is essential to enhancing medium- and long-term profitability, supported by a strong balance sheet and cash flows. Balance sheet strength Harmony's balance sheet remains healthy and flexible. We continue to manage our capital effectively and are determining an optimal capital structure to ensure we protect our balance sheet and shareholder value as we fund

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 3 our projects and acquisitions. We have R20 925 million (US$1 179 million) in available liquidity while net cash increased by 285% to R11 148 million (US$628 million) as at financial year-end. Notwithstanding the pending acquisition of MAC Copper and feasibility update of the Eva Copper Project, our net debt to EBITDA is expected to remain comfortably below 1x and we are currently well positioned to fund our near-term growth projects through internally generated cash and available facilities. We continue to hedge up to 30% of our gold production over a rolling 36-month period to protect and lock in margins. This prudent strategy provides financial stability and flexibility during a phase of elevated capital investment. By securing predictable cash flows, hedging shields us from short-term gold price volatility and supports consistent financial performance. With significant investments underway in both growth and sustaining capital, our hedging approach ensures we maintain momentum and flexibility without being exposed to sudden market shifts. Earnings growth and shareholder returns Strong operational cash flows and a higher-quality, margin-accretive portfolio continue to drive earnings growth and support consistent shareholder returns. Our disciplined capital allocation and stable asset base enable us to reinvest in our business while maintaining the capacity to deliver dividends and positive total shareholder returns. • Basic earnings per share increased by 67% to 2 313 SA cents (127 US cents) • Headline earnings per share rose by 26% to 2 337 SA cents (129 US cents) The Harmony share price performed exceptionally well over the 12-month period ending 30 June 2025. On the JSE, the share price increased by 50%, closing at R244.81. On the NYSE, the share price rose by 48%, closing at $13.97. Final dividend In line with our dividend policy of returning 20% of net free cash generated, we are pleased to declare a final dividend of 155 SA cents (9 US cents) per share. This brings total FY25 shareholder returns to a record R2.4 billion (US$133 million). * Net free cash is defined as adjusted free cash flow after capital, interest, tax, corporate and other expenses. ** The dividend was converted using a closing exchange rate of R17.45/US$1 at 22 August 2025. EMBEDDED RESPONSIBLE STEWARDSHIP Health and Safety As we continue on our safety journey, we acknowledge the dedication of our teams in creating safer workplaces. In FY25, several operations reached significant safety milestones – a testament to the discipline and vigilance embedded across Harmony. The tragic losses of life during this financial year serves as a profound and painful reminder of the deep and lasting impact such events have on every member of the Harmony family. We extend our heartfelt condolences to the families and loved ones of our colleagues. Their memory strengthens our resolve to achieve zero harm. With a large and diverse workforce, we carry a profound responsibility to protect the health and wellbeing of every employee. Our approach is proactive and inclusive – addressing occupational and non-occupational health risks, while expanding mental health support across our operations and communities. Mining with purpose and embedded sustainability Our sustainability framework is designed to mitigate risk and unlock opportunity, delivering long-term, shared value creation. Strategic decisions are guided by clear, measurable goals, with a strong focus on the needs and interests of all our stakeholders. We continue to receive external recognition for our embedded approach to sustainability and transparent disclosure practices. Recent acknowledgements include: • FTSE4Good Index: Included for the eighth consecutive year, ranking in the top 7% of our sub-sector • CDP Water Score: Achieved an ‘A-’ rating for our best practice water management strategy in 2024 • MSCI ESG Rating: Upgraded to ‘BB’ for our sustainable mining practices Our decarbonisation roadmap addresses climate-related risks and opportunities by: • Rebalancing our asset portfolio • Driving energy efficiency • Enhancing the reliability and sustainability of our energy mix • Adapting to the impacts of climate change Our renewable energy programme is expected to generate close to 600 megawatts (MW) by 2028, with potential for an additional 200MW through short-term power purchase agreements (PPAs). We have commenced construction of Phase 2a of our renewable energy programme, known as Sungazer 2, which will deliver up to 100MW of solar photovoltaic (PV) capacity across four plants located in and around the Moab Khotsong and Great Noligwa operations in the Vaal River region. The total project capital is budgeted at approximately R2 billion (US$110 million) and will be partially funded through Harmony’s existing green loan facility, demonstrating responsible capital allocation. To date, R1.0 billion (US55 million) has already been deployed, forming part of the major capital investment allocated to Moab Khotsong in FY25. Commercial operation is targeted by the end of FY26, with project economics demonstrating strong value – reflected in a net present value (NPV) that is closely aligned with the approved capital expenditure, underscoring the project's financial viability and long-term contribution to de-risking Harmony. We remain committed to our Science Based Targets initiative (SBTi) – our approved goal is to reduce absolute Scope 1 and 2 emissions by 63% by FY36, using 2021 as the base year. We have developed a Water Ambition Roadmap to plot the required actions to reduce our dependency on external potable resources by 80% by FY34 (using 2016 baseline), through water efficiency measures, recycling and implementation of water treatment plants. Harmony has achieved a 12% reduction in potable water consumption against the baseline to date. Harmony has also had zero above Level 3 environmental incidents. Further details will be available in our FY25 Sustainability Report and Climate Action and Impact Report, which are to be published on 24 October 2025. Please visit our website at www.harmony.co.za for more information. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 4 OPERATIONAL EXCELLENCE Our overall operational performance was underpinned by exceptional performances at our South African high-grade operations, Mponeng and Moab Khotsong, and at Hidden Valley in Papua New Guinea. While production at our South African surface source operations was affected by poor weather, free cash flow margins remained strong along with phenomenal free cash flow generation. Safety-related stoppages – both reactive and pre-emptive – negatively impacted production at our South African underground operations. Our unwavering commitment to safety and operational flexibility enabled us to meet guidance, reinforcing our belief that a safe mine is a profitable mine. We have divided our operations into four distinct quadrants, each with its own plan, risk profile and strategy. This ensures we deliver as guided, and extract the absolute best from our assets. While our financial statements report segments according to IFRS 8 based on internal management reporting, it is important to understand our business through the lens of our capital allocation strategy. Detailed information of individual segments can be found in the operating results and the segment report on pages 16 and 49 respectively. 1. South African underground operations: high-grade Mponeng and Moab Khotsong delivered a combined 10% improvement in underground recovered grades to 9.89g/t in FY25 from 9.02g/t in FY24. This was mainly due to another phenomenal operating performance at Mponeng, where tonnes milled increased by 5% and recovered grade increased by 13% to 11.27g/t. Mponeng generated R7 041 million (US$388 million) in adjusted free cash flow. At Moab Khotsong, mining at the middle mine remains constrained by limited face-length and challenging ground conditions as we mine out this orebody. Production at Moab Khotsong was further impacted by two safety-related stoppages. Important to note, we expect a dip in production at Moab Khotsong from 6 000kg (193 000oz) to 4 000kg (129 000oz) between 2027 and 2031. This gap arose largely as the Zaaiplaats feasibility study was only completed after Harmony acquired the asset. At both Moab Khotsong and Mponeng we experienced challenges in securing contractors to assist with the projects. At Moab, we’ve successfully mobilized our internal teams to keep the project moving and maintain momentum. At Mponeng, after the liquidation of the contractor, it took some time to renegotiate the commercial terms to protect long-term value and execution certainty. We have adjusted project sequencing to maintain progress, and minimise disruption. South African underground: high-grade Unit FY25 FY24 % change Production kg 16 554 15 350 8 Recovered grade g/t 9.89 9.02 10 Cash operating costs R/kg 738 560 683 058 (8) All-in sustaining costs R/kg 859 321 791 088 (9) All-in costs R/kg 1 035 678 861 804 (20) Adjusted free cash flows Rm 8 838 5 981 48 Adjusted free cash flow margins % 35 32 9 Sustaining capital Rm 1 581 1 226 26 Major capital Rm 2 890 994 >100 2. International operation Hidden Valley As planned, gold production at Hidden Valley was unchanged at 5 107kg (164 193oz) compared to 5 101kg (164 000oz). Silver production decreased by 15% to 93 772kg (3 014 838oz) from 110 195kg (3 542 852oz). Stage 7 has now reached the main ore zone with high ore quantities and improved average grade forecast to be delivered to the mill for the next 18 months. The life of mine at Hidden Valley has been extended by 18 months to March 2030 on the back of the tailings dewatering project which will optimise the deposition into the existing TSFs through cyclone technology. Studies are underway to determine whether Hidden Valley's life of mine can be further extended beyond 2030. In FY26, capital expenditure at Hidden Valley will remain elevated as we advance essential fleet replacements and progress the Stage 8 cutback and TSF expansion – investments critical to maintaining production rates and extending mine life. Hidden Valley Unit FY25 FY24 % change Production kg 5 107 5 101 — Recovered grade g/t 1.35 1.52 (11) Cash operating costs R/kg 458 928 477 360 4 All-in sustaining costs R/kg 868 228 814 375 (7) All-in costs R/kg 938 947 861 820 (9) Adjusted free cash flows Rm 3 766 2 188 72 Adjusted free cash flow margins % 48 35 37 Sustaining capital Rm 1 336 1 345 1 Major capital Rm 285 197 45 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 5 3. South African surface operations Our South African surface assets include Mine Waste Solutions (MWS), Phoenix, Central Plant Reclamation, Savuka tailings, the rock dumps and Kalgold. Production for the full year was broadly in line with plan, however excessive rainfall impacted production at MWS as the high-grade lower level banks regularly flooded in the third quarter. It was therefore not possible to mine as planned, which negatively impacted both volumes and grades, resulting in lower production. We are making good progress with the TSF expansion project at MWS. Most of the major capital has been deployed. We expect this project, along with the West Pump Station and Mispah pump station, to be completed within the following 12 months. Tailings retreatment continues to present a compelling opportunity for Harmony, offering lower operational risk, attractive margins, and a strong ESG value proposition. With extensive historical tailings resources across the Free State, North West, and Gauteng regions, we are actively advancing feasibility studies to assess the conversion of Mineral Resources to Mineral Reserves, particularly, 5.7 million ounces in Mineral Resources in the Free State. This initiative exemplifies our disciplined capital allocation strategy to unlock commercial value while contributing to environmental rehabilitation and sustainable development. South African Surface Operations Unit FY25 FY24 % change Production kg 7 875 9 066 (13) Recovered grade g/t 0.19 0.21 (10) Cash operating costs R/kg 781 454 636 241 (23) All-in sustaining costs R/kg 852 764 703 730 (21) All-in costs R/kg 977 016 854 131 (14) Adjusted free cash flows Rm 4 303 2 586 66 Adjusted free cash flow margins % 36 25 44 Sustaining capital Rm 420 449 6 Major capital Rm 975 1 352 28 4. South African underground operations: optimised Our optimised South African operations – Tshepong North, Tshepong South, Joel, Target 1, Masimong, Doornkop, and Kusasalethu – encountered operational challenges during FY25, with safety-related stoppages further impacting performance. The optimised assets remain strategically important to our long-term vision and we are confident that they will perform to plan in FY26. We are investing in operational flexibility and infrastructure reliability to ensure consistent delivery against plan. At Target 1, we are beginning to see a turnaround in performance, with both volumes and grades improving following the completion of the infrastructure project. These assets contributed 36% to group production and continue to generate positive returns. As long as they remain profitable, we will maintain disciplined investment in development and exploration ensuring their long-term sustainability. Their cash flow supports our pipeline of growth projects and helps bridge our anticipated production gap at Moab Khotsong – enabling us to preserve financial strength. South African underground: optimised Unit FY25 FY24 % change Production kg 16 487 19 061 (14) Recovered grade g/t 4.58 4.86 (6) Cash operating costs R/kg 1 185 284 953 243 (24) All-in sustaining costs R/kg 1 403 963 1 110 814 (26) All-in costs R/kg 1 441 293 1 138 040 (27) Adjusted free cash flows Rm 2 268 1 989 14 Adjusted free cash flow margins % 9 9 — Sustaining capital Rm 2 957 2 315 (28) Major capital Rm 555 451 (23) PLANNED GROWTH AND TRAJECTORY Eva Copper Project: Indicated copper resource increases by 40% The acquisition of the Eva Copper Project (Eva Copper or the Project) in 2022 was a strategic move to diversify our portfolio and establish a foothold in copper. Located in Northern Queensland, Australia, Eva Copper offers long-term growth potential in a Tier 1 mining jurisdiction and complements Harmony’s regional presence operated out of Brisbane. We are pleased to provide an update on the Project, where significant progress has been made on the final Feasibility Study Update (FSU), Mineral Resource development, and early works execution. Since acquisition, over 153 000 metres of drilling have been completed, delivering a step-change in geological confidence and orebody knowledge. This programme included extensive infill and extensional drilling across key deposits, as well as the definition of two new copper resources – Legend and Great Southern. As a result of this work, the updated Mineral Resource now totals 1 932 kilotonnes (kt) of contained copper and 492 000oz of gold, representing a 31% increase in copper and a 12% increase in gold compared to the 2024 declaration of 1 472kt of copper and 440 000oz of gold. In addition to increasing metal content, the drilling has materially improved confidence in the continuity and geometry of the existing orebodies. The majority of the Mineral Resource is now classified in the Indicated category. No Measured Resources have been declared. Mineral Resource – Copper 2024 2025 Change % CopperMineral resource Tonnes (Mt) Grade (%Cu) Copper (kt) Tonnes (Mt) Grade (%Cu) Copper (kt) Indicated 287 0.4 1 150 400 0.4 1 612 40 Inferred 79 0.41 321 82 0.39 320 (0.3) Total 366 0.40 1 472 482 0.40 1 932 31 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 6 Mineral Resource – Gold 2024 2025 Change % GoldMineral resource Tonnes (Mt) Grade (g/t) Gold (koz) Tonnes (Mt) Grade (g/t) Gold (koz) Indicated 168 0.07 372 196 0.07 420 13 Inferred 28 0.08 68 27 0.08 72 6 Total 196 0.07 440 223 0.07 492 12 The Project’s FSU is in its final phase, with front end engineering and design progressing in parallel. Finalising the Project’s long-term power supply solution remains a key outstanding element. We are working closely with the Queensland Government to gain clarity on the planned CopperString grid power transmission project. Alternative power options are also being explored. In recognition of its significance, Eva Copper was declared a Prescribed Project by the Queensland Government in March 2024, a designation that continues to support the Company’s application to amend the Project’s existing Environmental Authority. An amendment application which seeks to align the Project’s approvals with the outcomes of the FSU has been accepted and is under active assessment by the Queensland Department of the Environment, Tourism, Science and Innovation. Progress continues to be made on preliminary site works, supported by a conditional grant from the Queensland Government to fund preparatory activities for the Project. Upon completion of the FSU, Harmony’s Board will consider a Final Investment Decision (FID). Subject to approval, Eva Copper is expected to produce 55 000 to 60 000 tonnes of copper annually at a competitive all-in sustaining cost in the mid-range of the global cost curve. This represents an annual production of over 300 000 ounces in gold equivalents, calculated using the metal conversion ratios and pricing assumptions used in our planning parameters. First production is expected in calendar year 2028. Strategic acquisition of MAC Copper Ltd, CSA Mine: Accelerating portfolio transformation Harmony announced the acquisition of MAC Copper on 27 May 2025. MAC Copper is the owner of the CSA Mine, a high-grade, underground producing asset in Cobar, New South Wales, Australia. This acquisition accelerates our transition to a more diversified asset portfolio, with copper providing strong growth potential, mitigating exposure to gold-price down cycles, and delivering critical support for global sustainability objectives. CSA Mine, one of Australia’s highest-grade copper mines, produced approximately 41kt of copper in calendar year 2024. This acquisition aligns seamlessly with Harmony’s investment criteria – enhancing free cash flow generation and improving margins at long-term commodity prices. Leveraging our deep expertise in underground mining, we are well positioned to unlock further value from CSA Mine and integrate it into our growing copper portfolio. The transaction structure has progressed significantly, with stream restructure agreements finalised and executed with OR Royalites and Glencore, and key regulatory approvals now received from the Australian Foreign Investment Review Board and the South African Reserve Bank. These represent important milestones in progressing the transaction. MAC Copper has distributed the Scheme Circular to its shareholders (available at www.maccopperlimited.com), with meetings to vote on the proposed acquisition scheduled for 29 August 2025. The Scheme remains subject to remaining conditions, including approval by MAC Copper shareholders, court sanction, and completion of certain commercial steps outlined in the Scheme Circular. With several positive voting intention statements already received in support of the Scheme, Harmony remains highly confident that the transaction will complete within the expected timeframe. Completion is anticipated in October 2025. Wafi-Golpu project: A Tier 1 copper-gold porphyry Negotiations continue between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the terms of a Mining Development Contract (which is required for a Special Mining Lease). Harmony remains committed to permitting this Tier 1 copper-gold asset. Funding of our near-term growth projects Harmony is well-positioned to fund all near-term capital requirements without placing unnecessary risk on the balance sheet or compromising shareholder returns. Combined with our strong cash generation, this funding strategy will maintain Harmony’s balance sheet strength and flexibility, while advancing our growth ambitions in a manner that is shareholder-friendly and risk-conscious. We remain committed to disciplined capital allocation and to maintaining our dividend payout ratio of 20% of net cash generated. We do not anticipate the need for equity funding. Instead, we are pursuing a balanced mix of debt or debt-like instruments to maintain an optimal capital structure and further lower our cost of capital. Taxation A total taxation expense of R6 658 million (US$367 million) was recognised for the group in FY25 compared to R3 082 million (US$165 million) in FY24. This is a significant contribution to the countries in which we operate. Current tax increased by 73% to R4 172 million (US$230 million) from R2 416 million (US$129 million), due mainly to the increase in production profits at Mponeng and Moab Khotsong which resulted in higher taxable income. Deferred tax increased to R2 486 million (US$137 million) from R666 million (US$36 million), mainly due to an increase in temporary differences related to the carrying values of property, plant and equipment and a change in deferred tax rates across various operations. Refer to note 6 in the financial statements. Derivatives and hedging Derivatives recorded a net loss of R59 million for FY25 (US$3 million), compared to a net gain of R453 million (US$24 million) for FY24. Foreign exchange contracts continued to generate gains year on year, although to a lesser extent due to the spot rate being closer to the locked-in rate compared to FY24. The lower gains were offset by the impact of the commodity derivative losses, resulting in an overall derivative loss. We continue to maintain a disciplined hedging strategy to secure margins and protect the Company against adverse movements in commodity prices and currency exchange rates. This approach helps to reduce financial risk and supports our capital allocation and growth commitments.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 7 As at 30 June 2025, our hedging position included: • 314 000oz (9 766kg) hedged through rand gold forward contracts at an average forward price of R1 510 000/kg • 432 000oz (13 437 kg) hedged using rand zero-cost collars, with an average floor price of R1 757 000/kg and cap price of R1 996 000/kg Revenue for the period included a realised hedging loss of R4 594 million (US$253 million), compared to R1 265 million (US$68 million) in the prior period. Importantly, this was more than offset by increased revenue from the unhedged portion of production, reflecting the continued strong market pricing. MINERAL RESOURCES AND MINERAL RESERVES Harmony has a globally significant resource base which includes gold, copper, silver and uranium and offers excellent reserve conversion potential. The company’s attributable gold and gold equivalent Mineral Resources are declared as 135.5Moz as at 30 June 2025, a 1% decrease year-on-year from the 136.5Moz declared as at 30 June 2024. The total gold contained in the Mineral Resources at the South African operations represents 68% of the company total, with the Papua New Guinea operations representing 26% and Australian operations 6% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2025. Harmony’s attributable gold and gold equivalent Mineral Reserves as at June 2025 amounted to 36.8Moz, a 9% decrease from the 40.3Moz declared at 30 June 2024. Gold reserve ounces in South Africa represent 57% and the Papua New Guinea gold and gold equivalent ounces represent 43% of Harmony’s total Mineral Reserves as at 30 June 2025. The Australian copper and gold equivalent ounces will be declared once the Eva feasibility study is concluded. The reduction in Mineral Resources and Mineral Reserves was primarily driven by mining depletion and a lower conversion of copper to gold equivalent ounces. This was due to a higher percentage increase in the gold price than in the copper price used in the gold equivalent conversion calculation. FY26 GROUP GUIDANCE – STRATEGIC CAPITAL DEPLOYMENT TO EXPAND MARGINS, AND ACCELERATE GROWTH Our guidance is based on our mine plans, which are built on solid geological foundations, and refined through advanced modelling and strategic planning. Our models provide the basis for estimating recoverable grades and production. We have a deep understanding of our orebodies and design efficient extraction plans that are realistic and aligned with our capital allocation strategy. Every guidance forecast we issue is grounded in a strategy that prioritises safety, value creation, operational excellence and long-term sustainability. FY26 production guidance is between 1 400 000oz and 1 500 000oz. Underground recovered grade for FY26 is guided at above 5.8g/t. Our FY26 AISC is expected to be between R1 150 000/kg and R1 220 000/kg. This increase reflects a deliberate, disciplined approach to sustaining capital, inflationary realities and updated mine plans. Capital expenditure for FY26 is expected to increase, driven by higher allocations to both sustaining and major capital projects. The uplift in project capital reflects our strategic focus on investing in high-quality ounces and unlocking long-term growth across the portfolio. Key initiatives include the extension projects at Moab Khotsong, Mponeng, and Mine Waste Solutions, as well as the development of a 100MW renewable energy plant at Moab Khotsong. Sustaining capital is also rising, with a significant contribution from the once-off fleet replacement at Hidden Valley. Creating shareholder value underpins these investments which are designed to enhance future free cash flows, support dividend capacity, and strengthen our ability to deliver consistent returns. Planned capital expenditure for FY26 will therefore increase to R12 950 million (US$699 million). Total capital intensity remains manageable at approximately R290 000/kg (US$500/oz). We remain well-positioned to execute these plans reliably and deliver consistently, thus enabling long-term positive returns. We intend to revisit and update our guidance when we release our half-year results in February 2026 (H1 FY26), contingent on the successful conclusion of the MAC Copper transaction and the updated Feasibility Study for Eva Copper. CONCLUSION: BUILDING TOMORROW, TODAY As we look ahead, our commitment to safety remains deeply rooted – it is not just a principle, it is part of who we are. Every decision starts with the wellbeing of our people. They are the heart of Harmony, and we are focused on creating a workplace where they feel safe, valued, and able to grow. Harmony remains a gold company at its core. As we evolve, copper has become a strategic complement, aligned with global decarbonisation trends and enhancing our adaptability through commodity cycles. Diversifying into copper and investing in quality, high-margin assets strengthens our portfolio and positions us for enduring growth. We will continue to protect our strong balance sheet and cash flows, ensuring we have the flexibility to fund growth and return value to shareholders. Our focus remains on improving portfolio quality, driving profitability with purpose, and upholding our commitment to sustainable mining practices. As we mark 75 years of Harmony, we do so with pride in our legacy and confidence in our future. Thank you for your continued support. Beyers Nel Chief executive officer MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 8 OPERATING RESULTS Year ended 30 June 2025 Year ended 30 June 2024 % Change Three months ended 30 June 2025 Three months ended 30 June 2024 % change for three months ended June 2025 vs June 2024 Underground recovered grade g/t 6.27 6.11 3 6.25 5.99 4 Gold price received R/kg 1 529 358 1 201 653 27 1 762 739 1 321 838 33 US$/oz 2 620 1 999 31 2 999 2 215 35 Gold produced total kg 46 023 48 578 (5) 11 436 11 801 (3) oz 1 479 671 1 561 815 (5) 367 675 379 410 (3) South African high-grade underground kg 16 554 15 350 8 4 378 3 986 10 oz 532 222 493 512 8 140 755 128 152 10 South African optimised underground kg 16 487 19 061 (14) 3 916 4 485 (13) oz 530 069 612 826 (14) 125 902 144 197 (13) South African surface operations kg 7 875 9 066 (13) 1 835 2 280 (20) oz 253 187 291 477 (13) 58 997 73 303 (20) International (Hidden Valley) kg 5 107 5 101 — 1 307 1 050 24 oz 164 193 164 000 — 42 021 33 758 24 Group cash operating costs R/kg 874 901 758 736 (15) 914 174 793 228 (15) US$/oz 1 499 1 262 (19) 1 555 1 329 (17) Group all-in sustaining costs (AISC) R/kg 1 054 346 901 550 (17) 1 136 531 973 120 (17) US$/oz 1 806 1 500 (20) 1 934 1 631 (19) Group all-in cost (AIC) R/kg 1 162 011 969 085 (20) 1 286 597 1 050 820 (22) US$/oz 1 991 1 612 (24) 2 189 1 761 (24) Group adjusted free cash flow R million 11 142 7 252 54 US$ million 614 388 58 Average exchange rate R:US$ 18.15 18.70 (3) 18.28 18.56 (2) FINANCIAL RESULTS Year ended 30 June 2025 Year ended 30 June 2024 % Change Basic earnings per share SA cents 2 313 1 386 67 US cents 127 73 74 Headline earnings R million 14 531 11 474 27 US$ million 800 613 31 Headline earnings per share (HEPS) SA cents 2 337 1 852 26 US cents 129 99 30 Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2025 Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 9 This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The Mineral Resource and Ore Reserve figures published in this booklet are updated as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. FORWARD-LOOKING STATEMENTS Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 10 PAGE 1 Message from the chief executive officer 9 Forward-looking statements 10 Shareholder information 11 Notice of final gross cash dividend 12 Summary update of Harmony's Mineral Resources and Mineral Reserves 16 Operating results – year-on-year (Rand/Metric) 18 Non-GAAP measures (Rand/Metric) 20 Operating results – year-on-year (US$/Imperial) 22 Non-GAAP measures (US$/Imperial) 24 Review report from external auditor 25 Proforma financial information review report from external auditor 28 Condensed consolidated income statement (Rand) 29 Condensed consolidated statement of comprehensive income (Rand) 29 Condensed consolidated statement of changes in equity (Rand) 30 Condensed consolidated balance sheet (Rand) 31 Condensed consolidated statement of cash flows (Rand) 32 Notes to the condensed consolidated financial statements 49 Segment report (Rand/Metric) 50 Condensed consolidated income statement (US$) 51 Condensed consolidated statement of comprehensive income (US$) 51 Condensed consolidated statement of changes in equity (US$) 52 Condensed consolidated balance sheet (US$) 53 Condensed consolidated statement of cash flows (US$) 54 Segment report (US$/Imperial) 55 Development results – Metric and Imperial 57 Competent person's declaration 57 Directorate and administration CONTENTS Issued ordinary share capital 30 June 2025 634 767 724 Issued ordinary share capital 30 June 2024 632 634 413 MARKET CAPITALISATION As at 30 June 2025 (ZARm) 155 397 As at 30 June 2025 (US$m) 8 744 As at 30 June 2024 (ZARm) 106 314 As at 30 June 2024 (US$m) 5 822 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (01 July 2024 – 30 June 2025) for ordinary shares (ZAR) 340.45 12-month low (01 July 2024 – 30 June 2025) for ordinary shares (ZAR) 150.68 12-month high (01 July 2024 – 30 June 2025) for ADRs (US$) 17.99 12-month low (01 July 2024 – 30 June 2025) for ADRs (US$) 8.14 FREE FLOAT 100% AMERICAN DEPOSITARY RECEIPT RATIO 1:1 JSE LIMITED HAR Average daily volume for the year (1 July 2024 – 30 June 2025) 2 725 174 Average daily volume for the previous year (1 July 2023 – 30 June 2024) 2 291 767 SHAREHOLDER INFORMATION NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 July 2024 – 30 June 2025 closing prices) 5 464 018 Average daily volume for the previous year (1 July 2023 – 30 June 2024) 4 627 982 INVESTORS' CALENDAR Annual General Meeting 21/11/2025

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 11 NOTICE OF FINAL GROSS CASH DIVIDEND Our dividend declaration for the 12 months ended 30 June 2025 is as follows: Declaration of final gross cash ordinary dividend no. 97 The Board has approved, and notice is hereby given, that a final gross cash dividend of 155 SA cents (8.88252 US cents*) per ordinary share in respect of the 12 months ended 30 June 2025, has been declared payable to the registered shareholders of Harmony on Monday, 13 October 2025. In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 155.00000 SA cents (8.88252 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 124.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 634 767 724 ordinary shares in issue (which includes 12 215 564 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 97 of 155.00000 SA cents (8.88252 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2025, has been declared payable on Monday, 13 October 2025 to those shareholders recorded in the share register of the company at the close of business on Friday, 10 October 2025. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 3 October 2025. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 124.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 7 October 2025 Ordinary shares trade ex-dividend Wednesday, 8 October 2025 Record date Friday, 10 October 2025 Payment date Monday, 13 October 2025 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 8 October 2025 and Friday, 10 October 2025 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R17.45/US$1* the dividend payable on an ADR is equivalent to 8.88252 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R17.45/US$1 at 22 August 2025. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 12 Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2025 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), section 12.13 of the JSE Listings Requirements (as updated from time to time) and the requirements of the United States Securities and Exchange Commission (SEC) regulation S-K Subpart 1300. It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In our Form 20-F the Mineral Resources are reported exclusive of reserves. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 31 October 2025. This report provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Annual Report on 24 October 2025, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2025. INTRODUCTION Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring quality assets. In FY17, Harmony invested in the life-of-mine extension at Hidden Valley and in FY18 acquired and integrated the higher-grade Moab Khotsong operations. In FY21, Harmony acquired the remainder of the AngloGold Ashanti South African assets – Mponeng and related assets. In FY22, Harmony invested in the life-of-mine extension of the Moab Khotsong operation. In FY23, Harmony acquired the low-risk Eva Copper Project and surrounding exploration tenements from Copper Mountain Mining Corporation. In FY24, Harmony approved the investment in the life-of-mine extension of the Mponeng operation. In FY25 (May 2025) Harmony entered into a binding offer to purchase MAC Copper, owner of the CSA Mine in Cobar. The transaction is expected to be completed in H1 of FY26. HARMONY – TOTAL The company’s attributable gold and gold equivalent Mineral Resources are declared as 135.5Moz as at 30 June 2025, a 1% decrease year-on-year from the 136.5Moz declared as at 30 June 2024. The total gold contained in the Mineral Resources at the South African operations represents 68% of the company total, with the Papua New Guinea operations representing 26% and Australian operations 6% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2025. Harmony’s attributable gold and gold equivalent Mineral Reserves as at June 2025 amounts to 36.8Moz, a 9% decrease from the 40.3Moz declared at 30 June 2024. The gold reserve ounces in South Africa represent 57%, while the Papua New Guinea gold and gold equivalent ounces represent 43% of Harmony’s total Mineral Reserves as at 30 June 2025. The Australian gold and gold equivalent ounces will be declared once the feasibility study is concluded. South Africa South African underground operations The company’s Mineral Resources at the South African underground operations as at 30 June 2025 are 78.3Moz (245.6Mt at 9.92g/t), an increase of 2.0% year-on-year from the 76.8Moz (240.2Mt at 9.94g/t) declared as at 30 June 2024. This increase is mainly due to an increase in Mineral Resources at the Tshepong North, Mponeng, Doornkop and Kusasalethu operations as result of geological model changes. The company’s Mineral Reserves at the South African underground operations as at 30 June 2025 are 12.0Moz (56.3Mt at 6.65g/t), a decrease of 6% year-on-year from the 12.9Moz (59.6Mt at 6.72g/t) declared as at 30 June 2024. The decrease in ounces is mainly as a result of normal depletion. South African surface operations, including Kalgold The company’s Mineral Resources at the South African surface operations as at 30 June 2025 are 13.5Moz (1 522.7Mt at 0.28g/t), a decrease of 2% mainly due to normal depletion that was partially offset by the increase of Mineral Resources at the Free State Surface operations. The company’s Mineral Reserves at the South African surface operations as at 30 June 2025 are 8.9Moz (1 035.2Mt at 0.27g/t) a decrease of 8% mainly due to normal depletion and a decrease in Mineral Reserves at the Other Free State tailings due to the reclassification of Mineral Resources from Indicated to the Inferred Mineral Resources. Papua New Guinea The company’s attributable gold and gold equivalent Mineral Resources at the Papua New Guinea operations as at 30 June 2025 are 35.1Moz, a decrease of 8% year-on-year from the 38.2Moz declared as at 30 June 2024. This decrease is mainly due to normal depletion and a decrease in gold equivalents due to commodity price changes. The company’s gold and gold equivalent Mineral Reserves at the Papua New Guinea operations as at 30 June 2025 are 15.9Moz, a decrease of 11% year-on-year from the 17.7Moz declared as at 30 June 2024. The decrease is mainly due to normal depletion and a decrease in gold equivalents due to commodity price changes. Australia The company's Mineral Resources at the Australian operations as at 30 June 2025 are 1.932Mt copper and 492koz gold. Expressed as gold and gold equivalent Mineral Resources, is 8.6Moz, an increase of 11% year on year from the 7.8Moz declared as at 30 June 2024. The increase is mainly due to new Mineral Resource models at Legend and Great Southern that more than compensated for the decrease in gold equivalents due to commodity price changes. The company’s gold and gold equivalent Mineral Reserves at the Australian operations will be declared once the feasibility study is concluded. ASSUMPTIONS In converting the Mineral Resources to Mineral Reserves, the following commodity prices and exchange rates were applied: • A gold price of US$2 237/oz • An exchange rate of R18.54/US$ • The above parameters resulted in a Rand/kg gold price of R1 334 000/kg for the South African assets • The Hidden Valley mine used commodity prices of US$2 237/oz Au, US$25.00/oz Ag and US$4.25/lb Cu at an exchange rate of AUD1.47 per US$ • The Wafi-Golpu joint venture used commodity prices of US$1 200/oz Au and US$3.00/lb Cu • Gold equivalent ounces are calculated assuming US$2 237/oz Au, US$4.25/lb Cu and US$25.00/oz Ag, and assuming a 100% recovery for all metals. SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 13 Independent review Harmony’s South African Mineral Resources and Mineral Reserves at Target 1, Moab Khotsong and Kalgold as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance with SAMREC. Note: Au = gold; Cu = copper; Ag = silver, Mo = molybdenum, Moz = million ounces Mineral Resources: Gold and gold equivalents Measured Indicated Inferred Total Tonnes (Mt) Grade (g/t) Gold (000oz) Tonnes (Mt) Grade (g/t) Gold (000oz) Tonnes (Mt) Grade (g/t) Gold (000oz) Tonnes (Mt) Grade (g/t) Gold (000oz) SA underground 72.4 9.25 21 516 87.9 10.36 29 286 85.3 10.03 27 499 245.6 9.92 78 301 SA surface including Kalgold 291.9 0.31 2 901 979.5 0.28 8 667 251.3 0.24 1 951 1 522.7 0.28 13 519 Total South Africa 364.2 24 418 1 067.5 37 954 336.6 29 449 1 768.3 91 821 Hidden Valley 2.3 0.87 65 47.9 1.30 2 008 1.8 1.29 75 52.0 1.28 2 149 Wafi-Golpu system* — — — 399.0 0.85 10 800 109.0 0.73 2 550 508.0 0.82 13 400 Kerimenge — — — 27.0 0.97 841 4.8 0.93 143 31.8 0.96 984 Total Papua New Guinea 2.3 65 473.9 13 649 115.6 2 768 591.8 16 533 Eva — — — 196.1 0.07 420 26.8 0.08 72 222.8 0.07 492 Total Australia — — 196.1 420 26.8 72 222.8 492 Total Harmony gold resources 366.5 24 483 1 737.5 52 023 479.0 32 290 2 583.0 108 846 Hidden Valley – gold equivalent ounces 2.3 17 47.9 346 1.8 8 52.0 370 Wafi-Golpu – gold equivalent ounces* — — 345.0 15 486 94.0 2 708 439.0 18 194 Total Papua New Guinea gold equivalent resources** 2.3 17 392.9 15 832 95.8 2 715 491.0 18 564 Eva — — 399.5 6 747 82.4 1 341 481.9 8 088 Total Australia gold equivalent resources** — — 399.5 6 747 82.4 1 341 481.9 8 088 Total Harmony gold and gold equivalent resources** 366.5 24 500 1 940.9 74 602 534.7 36 346 2 842.1 135 497 * Represents Harmony’s equity portion of 50% ** In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above, and assuming a 100% recovery for all metals Note: Rounding of numbers may result in slight computational discrepancies SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 14 SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued Mineral Resources: Silver and copper (used in equivalent calculations) Measured Indicated Inferred Total Tonnes (Mt) Grade (g/t) Silver (000oz) Tonnes (Mt) Grade (g/t) Silver (000oz) Tonnes (Mt) Grade (g/t) Silver (000oz) Tonnes (Mt) Grade (g/t) Silver (000oz) Hidden Valley 2.3 20.23 1 517 47.9 20.14 30 995 1.8 11.09 650 52.0 19.83 33 162 Measured Indicated Inferred Total Tonnes (Mt) Grade (%) Copper (Mlb) Tonnes (Mt) Grade (%) Copper (Mlb) Tonnes (Mt) Grade (%) Copper (Mlb) Tonnes (Mt) Grade (%) Copper (Mlb) Golpu* — — — 345.0 1.10 8.300 70.0 0.86 1.300 415.0 1.10 9.600 Nambonga* — — — — — — 24.0 0.20 0.104 24.0 0.20 0.104 Total Papua New Guinea — — — 345.0 1.10 8.300 94.0 0.69 1.404 439.0 0.99 9.704 Eva — — — 399.5 0.40 3.554 82.4 0.39 0.706 481.9 0.40 4.260 Total Australia — — — 399.5 0.40 3.554 82.4 0.39 0.706 481.9 0.40 4.260 Mineral Reserves: Gold and gold equivalents Proved Probable Total Tonnes (Mt) Grade (g/t) Gold (000oz) Tonnes (Mt) Grade (g/t) Gold (000oz) Tonnes (Mt) Grade (g/t) Gold (000oz) SA underground 22.7 6.03 4 392 33.7 7.07 7 654 56.3 6.65 12 046 SA surface including Kalgold 135.0 0.32 1 408 900.1 0.26 7 510 1 035.2 0.27 8 918 Total South Africa 157.7 5 799 933.8 15 165 1 091.5 20 964 Hidden Valley 1.6 0.95 50 17.0 1.45 791 18.6 1.40 841 Wafi-Golpu system* — — — 190.0 0.83 5 100 190.0 0.83 5 100 Total Papua New Guinea 1.6 50 207.0 5 891 208.6 5 941 Total Harmony gold reserves 159.3 5 849 1 140.8 21 056 1 300.1 26 905 Hidden Valley – gold equivalent ounces 1.6 13 17.0 150 18.6 163 Wafi-Golpu – gold equivalent ounces* — — 190.0 9 752 190.0 9 752 Total Harmony gold equivalent reserves** 1.6 13 207.0 9 902 208.6 9 915 Total Harmony gold and gold equivalent reserves** 159.3 5 863 1 140.8 30 958 1 300.1 36 820 * Represents Harmony’s equity portion of 50% ** In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above, and assuming a 100% recovery for all metals. Note: Rounding of numbers may result in slight computational discrepancies

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 15 SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued Mineral Reserves: Silver and copper (used in equivalent calculations) Proved Probable Total Tonnes (Mt) Grade (g/t) Silver (000oz) Tonnes (Mt) Grade (g/t) Silver (000oz) Tonnes (Mt) Grade (g/t) Silver (000oz) Hidden Valley 1.6 22.69 1 189 17.0 24.52 13 397 18.6 24.36 14 586 Proved Probable Total Tonnes (Mt) Grade (%) Copper (Mlb) Tonnes (Mt) Grade (%) Copper (Mlb) Tonnes (Mt) Grade (%) Copper (Mlb) Golpu* — — — 190.0 1.23 5.135 190.0 1.23 5.135 * Represents Harmony’s equity portion of 50% ** In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above, and assuming a 100% recovery for all metals. Note: Rounding of numbers may result in slight computational discrepancies EXPLORATION Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short- to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and mitigate the risk of a depleting ore reserve base. Key work streams underpinning the FY25 exploration programme include: • Greenfield target generation on the regional tenement package encompassing the Eva Copper Project. • Drilling at the Eva Copper Project to expand the resource base and inform a Feasibility Study Update. • Brownfield exploration at Hidden Valley, Kerimenge and Kalgold to optimise existing open-pit operations and extend mine life. Kerimenge deposit infill drilling to inform a prefeasibility study. • Brownfield exploration at our underground operations in South Africa • Reviewing exploration opportunities as part of our new business strategy. A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 24 October 2025. ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA Private Bag X540, Silverton, 0127, Gauteng Province, South Africa Telephone: +27 12 748 6500 Facsimile: +27 86 206 0427 http://www.sacnasp.org.za/ SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY Rosebank Towers (7th Floor), 19 Biermann Avenue, Rosebank, 2196, Gauteng Province, South Africa Telephone: +27 11 538 0231 http://www.saimm.co.za AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY PO Box 660, Carlton South, Victoria, 3053, Australia Telephone: +61 3 9658 6100 Facsimile: +61 3 9662 3662 http://www.ausimm.com.au/ LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 (Act No. 28 of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 16 Year ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled t'000 Jun-25 753 920 673 448 742 374 391 544 424 5 269 Jun-24 822 880 726 465 815 401 462 584 473 5 628 Yield g/tonne Jun-25 8.21 11.27 4.31 6.11 3.67 4.37 3.55 6.67 3.49 6.27 Jun-24 8.03 9.94 4.47 6.73 4.26 4.32 4.02 6.58 3.76 6.11 Gold produced kg Jun-25 6 184 10 370 2 900 2 739 2 720 1 634 1 387 3 629 1 478 33 041 Jun-24 6 599 8 751 3 248 3 129 3 470 1 733 1 859 3 842 1 780 34 411 Gold sold kg Jun-25 6 178 10 454 2 905 2 737 2 730 1 639 1 415 3 658 1 483 33 199 Jun-24 6 650 8 648 3 196 3 082 3 469 1 708 1 854 3 795 1 756 34 158 Gold price received R/kg Jun-25 1 530 503 1 538 051 1 530 731 1 546 491 1 523 087 1 515 661 1 527 507 1 529 149 1 513 550 1 531 841 Jun-24 1 219 199 1 223 096 1 213 187 1 211 447 1 210 252 1 216 923 1 219 817 1 222 101 1 216 723 1 218 130 Gold revenue¹ R'000 Jun-25 9 455 445 16 078 784 4 446 774 4 232 745 4 158 028 2 484 169 2 161 423 5 593 628 2 244 595 50 855 591 Jun-24 8 107 672 10 577 333 3 877 346 3 733 681 4 198 365 2 078 505 2 261 541 4 637 874 2 136 566 41 608 883 Cash operating cost (net of by-product credits) R'000 Jun-25 5 231 744 6 994 373 3 117 542 2 939 029 3 162 410 1 878 228 2 507 949 3 963 831 1 972 782 31 767 888 Jun-24 4 614 681 5 870 265 2 872 740 2 607 418 3 054 393 1 690 228 2 354 399 3 708 620 1 881 971 28 654 715 Inventory movement R'000 Jun-25 (2 559) 42 378 (10 708) (21 972) 80 348 (2 407) 25 750 39 474 6 941 157 245 Jun-24 23 257 (75 230) (45 833) (43 046) (13 591) (27 671) (2 859) (38 272) (29 848) (253 093) Production cost (net of by-product credits) R'000 Jun-25 5 229 185 7 036 751 3 106 834 2 917 057 3 242 758 1 875 821 2 533 699 4 003 305 1 979 723 31 925 133 Jun-24 4 637 938 5 795 035 2 826 907 2 564 372 3 040 802 1 662 557 2 351 540 3 670 348 1 852 123 28 401 622 Production profit/(loss) R'000 Jun-25 4 226 260 9 042 033 1 339 940 1 315 688 915 270 608 348 (372 276) 1 590 323 264 872 18 930 458 Jun-24 3 469 734 4 782 298 1 050 439 1 169 309 1 157 563 415 948 (89 999) 967 526 284 443 13 207 261 Sustaining capital expenditure R'000 Jun-25 461 138 1 119 005 585 895 429 393 609 217 269 957 490 721 460 711 110 941 4 536 978 Jun-24 457 293 768 472 513 206 428 382 432 457 230 771 440 130 225 737 43 628 3 540 076 Major capital expenditure (incl. renewables) R'000 Jun-25 1 966 125 924 306 109 182 140 558 304 947 1 2 — — 3 445 121 Jun-24 872 497 121 276 45 709 99 062 254 076 4 762 47 421 — 243 1 445 046 Capital expenditure R'000 Jun-25 2 427 263 2 043 311 695 077 569 951 914 164 269 958 490 723 460 711 110 941 7 982 099 Jun-24 1 329 790 889 748 558 915 527 444 686 533 235 533 487 551 225 737 43 871 4 985 122 Cash operating costs R/kg Jun-25 846 013 674 481 1 075 014 1 073 030 1 162 651 1 149 466 1 808 182 1 092 265 1 334 765 961 469 Jun-24 699 300 670 811 884 464 833 307 880 229 975 319 1 266 487 965 284 1 057 287 832 720 Cash operating costs R/tonne Jun-25 6 948 7 603 4 632 6 560 4 262 5 022 6 414 7 286 4 653 6 029 Jun-24 5 614 6 671 3 957 5 607 3 748 4 215 5 096 6 350 3 979 5 091 Cash operating cost and Capital R/kg Jun-25 1 238 520 871 522 1 314 696 1 281 117 1 498 740 1 314 679 2 161 984 1 219 218 1 409 826 1 203 050 Jun-24 900 814 772 485 1 056 544 1 001 873 1 078 077 1 111 230 1 528 752 1 024 039 1 081 934 977 590 All-in sustaining cost R/kg Jun-25 952 206 804 429 1 305 365 1 258 634 1 440 880 1 351 641 2 203 514 1 256 873 1 455 114 1 131 109 Jun-24 798 866 785 108 1 078 897 1 002 141 1 031 845 1 145 064 1 558 946 1 058 639 1 121 951 967 622 Adjusted free cash flow margin² % Jun-25 19% 44% 14% 17% 2% 14% (39)% 21% 7% 22% Jun-24 27% 36% 11% 16% 11% 7% (26)% 15% 10% 19% OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 17 Year ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central plant reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled t'000 Jun-25 23 054 5 857 3 912 3 669 3 885 1 464 41 841 47 110 3 787 50 897 Jun-24 22 655 6 067 3 936 4 019 4 162 1 492 42 331 47 959 3 360 51 319 Yield g/tonne Jun-25 0.130 0.163 0.165 0.155 0.380 0.84 0.19 0.87 1.35 0.90 Jun-24 0.166 0.152 0.156 0.152 0.414 0.96 0.21 0.91 1.52 0.95 Gold produced kg Jun-25 2 996 954 646 568 1 475 1 236 7 875 40 916 5 107 46 023 Jun-24 3 770 923 615 609 1 724 1 425 9 066 43 477 5 101 48 578 Gold sold kg Jun-25 3 057 960 655 560 1 458 1 206 7 896 41 095 5 098 46 193 Jun-24 3 742 905 609 615 1 718 1 423 9 012 43 170 5 052 48 222 Gold price received R/kg Jun-25 1 430 061 1 635 717 1 547 217 1 538 107 1 514 674 1 527 460 1 502 946 1 526 289 1 554 096 1 529 358 Jun-24 986 777 1 259 294 1 216 856 1 223 769 1 222 494 1 216 047 1 127 002 1 199 106 1 223 409 1 201 653 Gold revenue¹ R'000 Jun-25 4 458 092 1 570 288 1 013 427 861 340 2 208 394 1 842 117 11 953 658 62 809 249 7 922 780 70 732 029 Jun-24 4 015 794 1 139 661 741 065 752 618 2 100 244 1 730 435 10 479 817 52 088 700 6 180 663 58 269 363 Cash operating cost (net of by-product credits) R'000 Jun-25 2 203 634 570 656 362 275 390 634 1 430 527 1 196 226 6 153 952 37 921 840 2 343 746 40 265 586 Jun-24 2 055 820 546 178 358 949 355 189 1 395 432 1 056 593 5 768 161 34 422 876 2 435 014 36 857 890 Inventory movement R'000 Jun-25 15 890 1 101 6 089 (5 771) 4 616 (32 878) (10 953) 146 292 112 064 258 356 Jun-24 (8 542) (9 219) (3 914) 4 029 (7 033) (2 904) (27 583) (280 676) (187 683) (468 359) Production cost (net of by-product credits) R'000 Jun-25 2 219 524 571 757 368 364 384 863 1 435 143 1 163 348 6 142 999 38 068 132 2 455 810 40 523 942 Jun-24 2 047 278 536 959 355 035 359 218 1 388 399 1 053 689 5 740 578 34 142 200 2 247 331 36 389 531 Production profit/(loss) R'000 Jun-25 2 238 568 998 531 645 063 476 477 773 251 678 769 5 810 659 24 741 117 5 466 970 30 208 087 Jun-24 1 968 516 602 702 386 030 393 400 711 845 676 746 4 739 239 17 946 500 3 933 332 21 879 832 Sustaining capital expenditure R'000 Jun-25 85 809 115 708 19 873 48 194 352 150 135 420 071 4 957 049 1 335 519 6 292 568 Jun-24 110 840 13 642 35 793 20 619 4 463 263 394 448 751 3 988 827 1 344 510 5 333 337 Major capital expenditure (incl. renewables) R'000 Jun-25 975 180 — — — — — 975 180 4 420 301 284 955 4 705 256 Jun-24 1 351 787 — — — — — 1 351 787 2 796 833 196 721 2 993 554 Capital expenditure R'000 Jun-25 1 060 989 115 708 19 873 48 194 352 150 135 1 395 251 9 377 350 1 620 474 10 997 824 Jun-24 1 462 627 13 642 35 793 20 619 4 463 263 394 1 800 538 6 785 660 1 541 231 8 326 891 Cash operating costs R/kg Jun-25 735 525 598 172 560 797 687 736 969 849 967 820 781 454 926 822 458 928 874 901 Jun-24 545 310 591 742 583 657 583 233 809 415 741 469 636 241 791 749 477 360 758 736 Cash operating costs R/tonne Jun-25 96 97 93 106 368 817 147 805 619 791 Jun-24 91 90 91 88 335 708 136 718 725 718 Cash operating cost and Capital R/kg Jun-25 1 089 661 719 459 591 560 772 585 970 087 1 089 289 958 629 1 156 007 776 233 1 113 865 Jun-24 933 275 606 522 641 857 617 090 812 004 926 307 834 844 947 824 779 503 930 149 All-in sustaining cost R/kg Jun-25 795 380 721 816 594 711 773 316 984 564 1 120 160 852 764 1 077 437 868 228 1 054 346 Jun-24 605 710 617 051 646 522 617 621 810 746 949 112 703 730 911 751 814 375 901 550 Adjusted free cash flow margin² % Jun-25 25% 56% 62% 49% 35% 26% 36% 25% 48% 16% Jun-24 5% 51% 47% 50% 33% 24% 25% 20% 35% 12% OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) continued ¹Includes a non-cash consideration to Franco-Nevada (FY25:R86.397m, FY24:R323.276m) under Mine Waste Solutions, excluded from the gold price calculation and includes realised gains or losses of the hedge-accounted gold derivatives. ²Excludes run of mine costs for Kalgold (FY25:-R15.523m, FY24:-R1.513m) and Hidden Valley (FY25:-R192.877m, FY24:-R16.809m). Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 18 NON-GAAP MEASURES (RAND/METRIC) The information presented in this report contains non-GAAP measures. The company presents the following non-GAAP measures: All-in sustaining cost, all-in sustaining costs per kilogram, all-in cost, cash operating costs, adjusted free cash flows. These non-GAAP measures are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been prepared for illustrative purposes only and are the responsibility of the Board. Because of their nature, they may not fairly present Harmony’s financial position, changes in equity, results of operations or cash flows. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. Ernst & Young Inc. have issued an assurance report on the compilation thereof, which is included on page 25 of this document. Rounding differences may occur in the below reconciliations provided. The calculations of these non-GAAP measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that the cost measures are useful indicators to investors and management as they provide an indication of profitability and efficiency of the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the group and at other gold mining companies. The costs metrics are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold. The adjusted free cash flow non-GAAP measure indicates the net cash generation or utilisation after capital expenditure, and how much cash is available for distribution or other investing activities. Harmony believes adjusted free cash flow is useful to investors in understanding how existing cash from operations is utilised as a source for sustaining our current capital plan and future development growth. Adjusted free cash flow is not a measure of cash available for discretionary expenditures, since Harmony has certain non-discretionary obligations such as the principal portion of debt obligations that are not deducted from this measure. The starting point for all non-GAAP measures has been extracted, without adjustment, from the condensed consolidated financial statements for the year ended 30 June 2025. Unless indicated otherwise, figures have been extracted, without adjustment, from the condensed consolidated financial statements or underlying information used as part of its preparation. The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales: Year ended Figures in million 30 June 2025 (Unaudited) 30 June 2024 (Unaudited) Cost of sales 49 635 47 233 Amortisation and depreciation (4 842) (4 642) Rehabilitation expenditure (142) (3) Care and maintenance costs of restructured shafts (380) (246) Employment termination and restructuring costs (200) (86) Share-based payments (573) (171) Impairment of assets — (2 793) Toll treatment costs (368) (420) By-products credits (2 631) (2 533) Stripping activities 730 892 Local economic development expenditure 139 165 Corporate, administration and other expenditure costs 1 238 1 140 Capital expenditure (OCD) 2 741 2 547 Capital expenditure (exploration, abnormal expenditure and shaft capital) 2 821 1 895 Other 536 496 Total all-in sustaining costs 48 704 43 474 Per kilogram calculation: Kilograms sold 46 193 48 222 Total all-in sustaining costs per kilogram 1 054 346 901 550

NON-GAAP MEASURES (RAND/METRIC) continued

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Total all-in sustaining costs	48 704	43 474
Social expenditure (non-sustaining)	52	47
Exploration (non-sustaining)	216	216
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	4 705	2 994
Total all-in costs	**53 677**	46 731
Per kilogram calculation:		
Kilograms sold	46 193	48 222
Total all-in costs per kilogram	**1 162 011**	969 085

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Cost of sales	49 635	47 233
Amortisation and depreciation	(4 842)	(4 642)
Rehabilitation expenditure	(142)	(3)
Care and maintenance costs of restructured shafts	(380)	(246)
Employment termination and restructuring costs	(200)	(86)
Share-based payments	(573)	(171)
Impairment of assets	—	(2 793)
By-products credits	(2 631)	(2 533)
Gold and uranium inventory movement	(258)	468
Other	(343)	(369)
Total cash operating costs	**40 266**	36 858
Per kilogram calculation:		
Kilogram produced	46 023	48 578
Total cash operating costs per kilogram	**874 901**	758 736

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

	Year ended	
Figures in million	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Cash generated from operating activities	22 647	15 650
Additions to property, plant and equipment	(11 855)	(8 398)
Post retirement obligation settlement	350	—
Total adjusted free cash flows	**11 142**	7 252

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 19

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Year ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	Jun-25	830	1 015	743	494	818	412	432	599	468	5 811
		Jun-24	906	971	800	512	900	442	510	644	523	6 208
Yield	oz/ton	Jun-25	0.240	0.328	0.125	0.178	0.107	0.128	0.103	0.195	0.102	0.183
		Jun-24	0.234	0.290	0.131	0.196	0.124	0.126	0.117	0.192	0.109	0.178
Gold produced	oz	Jun-25	198 820	333 402	93 237	88 061	87 450	52 534	44 593	116 675	47 519	1 062 291
		Jun-24	212 162	281 350	104 426	100 599	111 562	55 718	59 769	123 523	57 229	1 106 338
Gold sold	oz	Jun-25	198 627	336 104	93 397	87 997	87 772	52 695	45 492	117 607	47 679	1 067 370
		Jun-24	213 803	278 039	102 754	99 088	111 531	54 914	59 608	122 011	56 457	1 098 205
Gold price received	$/oz	Jun-25	2 622	2 635	2 623	2 650	2 609	2 597	2 617	2 620	2 593	2 624
		Jun-24	2 028	2 035	2 018	2 015	2 013	2 024	2 029	2 033	2 024	2 026
Gold revenue[1]	$'000	Jun-25	520 838	885 674	244 943	233 154	229 038	136 836	119 058	308 116	123 640	2 801 297
		Jun-24	433 598	565 675	207 360	199 677	224 528	111 158	120 947	248 033	114 263	2 225 239
Cash operating cost (net of by-product credits)	$'000	Jun-25	288 182	385 274	171 725	161 892	174 196	103 460	138 146	218 341	108 667	1 749 883
		Jun-24	246 793	313 941	153 634	139 444	163 349	90 394	125 913	198 337	100 648	1 532 453
Inventory movement	$'000	Jun-25	(141)	2 334	(590)	(1 210)	4 426	(133)	1 418	2 174	382	8 660
		Jun-24	1 244	(4 023)	(2 451)	(2 302)	(727)	(1 480)	(153)	(2 047)	(1 596)	(13 535)
Production cost (net of by-product credits)	$'000	Jun-25	288 041	387 608	171 135	160 682	178 622	103 327	139 564	220 515	109 049	1 758 543
		Jun-24	248 037	309 918	151 183	137 142	162 622	88 914	125 760	196 290	99 052	1 518 918
Production profit/(loss)	$'000	Jun-25	232 797	498 066	73 808	72 472	50 416	33 509	(20 506)	87 601	14 591	1 042 754
		Jun-24	185 561	255 757	56 177	62 535	61 906	22 244	(4 813)	51 743	15 211	706 321
Sustaining capital expenditure	$'000	Jun-25	25 400	61 639	32 273	23 654	33 557	14 870	27 031	25 377	6 111	249 912
		Jun-24	24 456	41 097	27 447	22 911	23 128	12 341	23 539	12 072	2 333	189 324
Major capital expenditure (incl. renewables)	$'000	Jun-25	108 301	50 914	6 014	7 742	16 798	—	—	—	—	189 769
		Jun-24	46 661	6 486	2 444	5 298	13 587	255	2 536	—	13	77 280
Capital expenditure	$'000	Jun-25	133 701	112 553	38 287	31 396	50 355	14 870	27 031	25 377	6 111	439 681
		Jun-24	71 117	47 583	29 891	28 209	36 715	12 596	26 075	12 072	2 346	266 604
Cash operating cost	$/oz	Jun-25	1 449	1 156	1 842	1 838	1 992	1 969	3 098	1 871	2 287	1 647
		Jun-24	1 163	1 116	1 471	1 386	1 464	1 622	2 107	1 606	1 759	1 385
Cash operating costs	$/t	Jun-25	347	380	231	328	213	251	320	365	232	301
		Jun-24	272	323	192	272	181	205	247	308	192	247
Cash operating cost and Capital	$/oz	Jun-25	2 122	1 493	2 252	2 195	2 568	2 252	3 704	2 089	2 415	2 061
		Jun-24	1 498	1 285	1 757	1 667	1 793	1 848	2 543	1 703	1 800	1 626
All-in sustaining cost	$/oz	Jun-25	1 631	1 378	2 236	2 156	2 469	2 316	3 775	2 153	2 493	1 938
		Jun-24	1 329	1 306	1 795	1 667	1 716	1 905	2 593	1 761	1 866	1 610
Adjusted free cash flow margin[2]	%	Jun-25	19%	44%	14%	17%	2%	14%	(39)%	21%	7%	22%
		Jun-24	27%	36%	11%	16%	11%	7%	(26)%	15%	10%	19%

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 20

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Year ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	Jun-25	25 423	6 459	4 313	4 046	4 285	1 614	46 140	51 951	4 177	56 128
		Jun-24	24 982	6 691	4 340	4 431	4 590	1 645	46 679	52 887	3 705	56 592
Yield	oz/ton	Jun-25	0.004	0.005	0.005	0.005	0.011	0.025	0.005	0.025	0.039	0.026
		Jun-24	0.005	0.004	0.005	0.004	0.012	0.028	0.006	0.026	0.044	0.028
Gold produced	oz	Jun-25	96 323	30 673	20 770	18 261	47 422	39 738	253 187	1 315 478	164 193	1 479 671
		Jun-24	121 207	29 674	19 773	19 579	55 429	45 815	291 477	1 397 815	164 000	1 561 815
Gold sold	oz	Jun-25	98 284	30 865	21 059	18 004	46 875	38 774	253 861	1 321 231	163 905	1 485 136
		Jun-24	120 309	29 096	19 580	19 773	55 235	45 750	289 743	1 387 948	162 425	1 550 373
Gold price received	$/oz	Jun-25	2 450	2 802	2 651	2 635	2 595	2 617	2 575	2 615	2 663	2 620
		Jun-24	1 641	2 095	2 024	2 036	2 034	2 023	1 875	1 995	2 035	1 999
Gold revenue[1]	$'000	Jun-25	245 567	86 497	55 823	47 446	121 646	101 470	658 449	3 459 746	436 413	3 896 159
		Jun-24	214 765	60 949	39 632	40 250	112 321	92 544	560 461	2 785 700	330 541	3 116 241
Cash operating cost (net of by-product credits)	$'000	Jun-25	121 384	31 434	19 955	21 518	78 799	65 892	338 982	2 088 865	129 102	2 217 967
		Jun-24	109 945	29 210	19 197	18 995	74 628	56 506	308 481	1 840 934	130 224	1 971 158
Inventory movement	$'000	Jun-25	875	61	335	(318)	254	(1 811)	(604)	8 056	6 173	14 229
		Jun-24	(457)	(493)	(209)	215	(376)	(155)	(1 475)	(15 010)	(10 037)	(25 047)
Production cost (net of by-product credits)	$'000	Jun-25	122 259	31 495	20 290	21 200	79 053	64 081	338 378	2 096 921	135 275	2 232 196
		Jun-24	109 488	28 717	18 988	19 210	74 252	56 351	307 006	1 825 924	120 187	1 946 111
Production profit/(loss)	$'000	Jun-25	123 308	55 002	35 533	26 246	42 593	37 389	320 071	1 362 825	301 138	1 663 963
		Jun-24	105 277	32 232	20 644	21 040	38 069	36 193	253 455	959 776	210 354	1 170 130
Sustaining capital expenditure	$'000	Jun-25	4 726	6 374	1 095	2 655	19	8 271	23 140	273 052	73 565	346 617
		Jun-24	5 928	729	1 915	1 102	239	14 087	24 000	213 324	71 904	285 228
Major capital expenditure (incl. renewables)	$'000	Jun-25	53 716	—	—	—	—	—	53 716	243 485	15 696	259 181
		Jun-24	72 293	—	—	—	—	—	72 293	149 573	10 521	160 094
Capital expenditure	$'000	Jun-25	58 442	6 374	1 095	2 655	19	8 271	76 856	516 537	89 261	605 798
		Jun-24	78 221	729	1 915	1 102	239	14 087	96 293	362 897	82 425	445 322
Cash operating cost	$/oz	Jun-25	1 260	1 025	961	1 178	1 662	1 658	1 339	1 588	786	1 499
		Jun-24	907	984	971	970	1 346	1 233	1 058	1 317	794	1 262
Cash operating costs	$/t	Jun-25	5	5	5	5	18	41	7	40	31	40
		Jun-24	4	4	4	4	16	34	7	35	35	35
Cash operating cost and Capital	$/oz	Jun-25	1 867	1 233	1 013	1 324	1 662	1 866	1 642	1 981	1 330	1 908
		Jun-24	1 552	1 009	1 068	1 026	1 351	1 541	1 389	1 577	1 297	1 547
All-in sustaining cost	$/oz	Jun-25	1 363	1 237	1 019	1 325	1 687	1 919	1 461	1 846	1 486	1 806
		Jun-24	1 008	1 026	1 075	1 027	1 349	1 579	1 171	1 517	1 352	1 500
Adjusted free cash flow margin[2]	%	Jun-25	25%	56%	62%	49%	35%	26%	36%	25%	48%	16%
		Jun-24	5%	51%	47%	50%	33%	24%	25%	20%	35%	12%

[1] *Includes a non-cash consideration to Franco-Nevada (FY25:US$4.759m, FY24:US$17.289m), under Mine Waste Solutions excluded from the gold price calculation and includes realised gains or losses of the hedge-accounted gold derivatives.*
[2] *Excludes run of mine costs for Kalgold (FY25:-US$0.855m, FY24:-US$0.081m) and Hidden Valley (FY25:-US$10.624m, FY24:-US$0.899m).*

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 21

NON-GAAP MEASURES (US$/IMPERIAL)

For details of the financial information provided in US$, please refer to pages 50 to 54.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in millions	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Cost of sales	2 735	2 530
Amortisation and depreciation	(267)	(248)
Rehabilitation expenditure	(8)	—
Care and maintenance costs of restructured shafts	(21)	(13)
Employment termination and restructuring costs	(11)	(5)
Share-based payments	(32)	(9)
Impairment of assets	—	(154)
Toll treatment costs	(20)	(22)
By-products credits	(145)	(135)
Stripping activities	40	48
Local economic development expenditure	8	9
Corporate, administration and other expenditure costs	68	61
Capital expenditure (OCD)	151	136
Capital expenditure (exploration, abnormal expenditure and shaft capital)	155	101
Other	30	26
Total all-in sustaining costs	**2 683**	2 325
Per ounce calculation:		
Ounces sold	1 485 136	1 550 373
Total all-in sustaining costs per ounce	**1 806**	1 500

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in millions	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Total all-in sustaining costs	2 683	2 325
Social expenditure (non-sustaining)	3	3
Exploration (non-sustaining)	12	12
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	259	160
Total all-in costs	**2 957**	2 500
Per ounce calculation:		
Ounces sold	1 485 136	1 550 373
Total all-in costs per ounce	**1 991**	1 612

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in millions	30 June 2025 (Unaudited)	30 June 2024 (Unaudited)
Cost of sales	2 735	2 530
Amortisation and depreciation	(267)	(248)
Rehabilitation expenditure	(8)	—
Care and maintenance costs of restructured shafts	(21)	(13)
Employment termination and restructuring costs	(11)	(5)
Share-based payments	(32)	(9)
Impairment of assets	—	(154)
By-products credits	(145)	(135)
Gold and uranium inventory movement	(14)	25
Other	(18)	(20)
Total cash operating costs	**2 219**	1 971
Per ounce calculation:		
Ounces produced	1 479 671	1 561 815
Total cash operating costs per ounce	**1 499**	1 262

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 22

NON-GAAP MEASURES (US$/IMPERIAL) continued

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

	Year ended	
Figures in millions	**30 June 2025 (Unaudited)**	**30 June 2024 (Unaudited)**
Cash generated from operating activities	**1 248**	837
Additions to property, plant and equipment	**(653)**	(449)
Post retirement obligation settlement	**19**	—
Total adjusted free cash flows	**614**	388

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 23

EY
Shape the future with confidence

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
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INDEPENDENT AUDITOR'S REVIEW REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2025

TO THE SHAREHOLDERS OF HARMONY GOLD MINING COMPANY LIMITED

We have reviewed the condensed consolidated financial statements of Harmony Gold Mining Company Limited, contained in the accompanying FY25 Results booklet on pages 28 to 49, which comprise the condensed consolidated balance sheet as at 30 June 2025, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the year then ended and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of the condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of the condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2025 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa, as set out in note 1 to the condensed consolidated financial statements.

DocuSigned by:
Ernst & Young Inc.
B886F4074E9D478...

Ernst & Young Incorporated
Director - Mike Herbst
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa

27 August 2025

A member firm of Ernst & Young Global Limited

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 24

EY
Shape the future with confidence

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

Independent Auditor's Assurance Report on the Compilation of the *Pro forma* Financial Information included in the Condensed Consolidated Financial Statements for the period ended 30 June 2025

To the Directors of Harmony Gold Mining Company Limited

We have completed our assurance engagement to report on the compilation of *pro forma* financial information of Harmony Gold Mining Company Ltd ("**Harmony**") and its subsidiaries (collectively, the "**Group**"), by the directors.

The *pro forma* financial information, as set out in the Condensed Consolidated Financial statements for the period ended 30 June 2025 consists of the Operating free cash flow, Cash operating costs, Total all-in sustaining costs, Total all-in costs, Reconciliation of non-GAAP measures and the Convenience translation including the notes thereto (collectively the "***Pro forma* Financial Information**"). The applicable criteria on the basis of which the directors have compiled the *Pro forma* Financial Information are specified in the JSE Limited Listings Requirements and described in the Condensed Consolidated Financial Statements for the period ended 30 June 2025.

The *Pro forma* Financial Information has been compiled by the directors to illustrate the impact of certain adjustments on the Group's financial position as at 30 June 2025 and financial performance for the year then ended. As part of this process, information about the Group's financial position and financial performance has been extracted by the directors from the Group's condensed consolidated financial statements for the year ended 30 June 2025, on which an auditor's report was issued on 27 August 2025.

Directors' Responsibility for the Pro forma Financial Information

The directors are responsible for compiling the *Pro forma* Financial Information on the basis of the applicable criteria specified in the JSE Listings Requirements and described and described in the Condensed Consolidated Financial Statements for the period ended 30 June 2025.

Our Independence and Quality Management

We are required to comply with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards).*

The firm applies International Standard on Quality Management 1 (ISQM 1) *Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services*

A member firm of Ernst & Young Global Limited

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 25

Shape the future with confidence

Engagements which requires the firm to design, implement and operate a system of quality management, including documented policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Independent Auditor's Responsibility

Our responsibility is to express an opinion about whether the *Pro forma* Financial Information has been compiled, in all material respects, by the directors on the basis specified in the JSE Listings Requirements and described and described in the Condensed Consolidated Financial Statements for the period ended 30 June 2025 based on our procedures performed.

We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro forma Financial Information Included in a Prospectus*, which is applicable to an engagement of this nature, issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform our procedures to obtain reasonable assurance about whether the *Pro forma* Financial Information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the *Pro forma* Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the *Pro forma* Financial Information.

The purpose of the *Pro forma* Financial Information included in the document and described in the Condensed Consolidated Financial Statements for the period ended 30 June 2025 is to illustrate how the unadjusted financial information of the entity has been impacted by the *pro* forma adjustments, as described in the basis of preparation for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the convenience translation at the specified date would have been as presented.

A reasonable assurance engagement to report on whether the *Pro forma* Financial Information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the *Pro forma* Financial Information provides a reasonable basis for presenting the significant effects directly attributable to the adjustments made, and to obtain sufficient appropriate evidence about whether:

- The related *pro forma* adjustments give appropriate effect to those criteria; and
- The *Pro forma* Financial Information reflects the proper application of those adjustments to the unadjusted financial information.

A member firm of Ernst & Young Global Limited

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 26

Shape the future
with confidence

Our procedures selected depend on our judgment, having regard to our understanding of the nature of the Group, the adjustment made in respect of which the *Pro forma* Financial Information has been compiled, and other relevant engagement circumstances.

Our engagement also involves evaluating the overall presentation of the *Pro forma* Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the *Pro forma* Financial Information has been compiled, in all material respects, on the basis of the applicable criteria specified in the JSE Listings Requirements and described in the Condensed Consolidated Financial Statements for the period ended 30 June 2025.

.

DocuSigned by:
Ernst & Young Inc.
B886F4074E9D478...

Ernst & Young Inc.
Director: Mike Herbst
Chartered Accountant (SA)
Registered Auditor

27 August 2025

A member firm of Ernst & Young Global Limited

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 27

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Year ended 30 June 2025 (Reviewed)	30 June 2024 (Audited) Restated[1]
Revenue	2	**73 896**	61 379
Cost of sales	3	**(49 635)**	(47 233)
Production costs		**(43 155)**	(38 923)
Amortisation and depreciation		**(4 842)**	(4 642)
Impairment of assets	8	**—**	(2 793)
Other items		**(1 638)**	(875)
Gross profit		**24 261**	14 146
Corporate, administration and other expenditure		**(1 647)**	(1 294)
Exploration expenditure		**(915)**	(1 047)
Gains/(losses) on derivatives	10	**(59)**	453
Foreign exchange translation gain/(loss)		**(107)**	97
Contingent consideration remeasurement[1]	4	**(830)**	(484)
Other operating expenses[1]		**(346)**	(195)
Operating profit		**20 357**	11 676
Acquisition-related costs	5	**(40)**	—
Share of profits from associates		**106**	81
Impairment of investments in associate		**(23)**	—
Investment income	4	**1 504**	809
Finance costs		**(698)**	(796)
Profit before taxation		**21 206**	11 770

Taxation	6	**(6 658)**	(3 082)
Current taxation		**(4 172)**	(2 416)
Deferred taxation		**(2 486)**	(666)
Net profit for the year		**14 548**	8 688
Attributable to:			
Non-controlling interest		**164**	101
Owners of the parent		**14 384**	8 587
Earnings per ordinary share (cents)	7		
Basic earnings		**2 313**	1 386
Diluted earnings		**2 288**	1 364

[1] *The contingent consideration remeasurement has been presented separately on the condensed consolidated income statement due to its materiality in the 2025 financial year. The contingent consideration remeasurement was previously included as part of other operating expenses in the prior period. The reclassification had no impact on any reported totals or sub-totals in the condensed consolidated income statement, headline earnings or on any amounts presented in the statement of financial position.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2025 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 27 August 2025.

These condensed consolidated financial statements have been reviewed by the group's external auditor, Ernst & Young Inc. The unmodified review report is included on page 24. The auditor's report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to the auditor's report.

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended **30 June 2025** 28

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Year ended	
Figures in million	**Notes**	**30 June 2025 (Reviewed)**	**30 June 2024 (Audited)**
Net profit for the year		**14 548**	8 688
Other comprehensive income for the year, net of income tax		**(5 597)**	(1 420)
Items that may be reclassified subsequently to profit or loss		**(5 661)**	(1 442)
Foreign exchange translation loss	12	**(819)**	(943)
Remeasurement of gold hedging contracts	10	**(4 842)**	(499)
Items that will not be reclassified to profit or loss		**64**	22
Total comprehensive income for the year		**8 951**	7 268
Attributable to:			
Non-controlling interest		**164**	101
Owners of the parent		**8 787**	7 167

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2025

Figures in million	Share capital and premium[1]	Retained earnings	Other reserves	Non-controlling interest	Total
Balance – 1 July 2024	**32 934**	**2 238**	**5 602**	**175**	**40 949**
Share-based payments[2]	**—**	**—**	**712**	**—**	**712**
Net profit for the year	**—**	**14 384**	**—**	**164**	**14 548**
Other comprehensive income for the year	**—**	**—**	**(5 597)**	**—**	**(5 597)**
Dividends paid[3]	**—**	**(2 038)**	**—**	**(62)**	**(2 100)**
Balance – 30 June 2025 (Reviewed)	**32 934**	**14 584**	**717**	**277**	**48 512**
Balance – 1 July 2023	32 934	(4 955)	6 778	123	34 880
Share-based payments	—	—	244	—	244
Partial repurchase of non-controlling interest	—	—	—	(6)	(6)
Net profit for the year	—	8 587	—	101	8 688
Other comprehensive income for the year	—	—	(1 420)	—	(1 420)
Dividends paid	—	(1 394)	—	(43)	(1 437)
Balance – 30 June 2024 (Audited)	32 934	2 238	5 602	175	40 949

[1] *On 4 April 2024, Harmony issued 12 651 525 shares to the ESOP Trust as part of the new employee share ownership plan that was approved by shareholders on 31 January 2024. These shares, currently amounting to 12 168 183, are classified as treasury shares and therefore do not impact on the share capital as at 30 June 2025.*

[2] *Majority of the share-based payments relate to the ESOP scheme.*

[3] *On 14 October 2024 and 14 April 2025, Harmony paid an ordinary dividend of 94 cents and 227 cents per share, respectively.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025
29

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 30 June 2025 (Reviewed)	At 30 June 2024 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	8	**48 269**	41 348
Intangible assets		**6**	19
Restricted cash and investments	9	**7 015**	6 494
Investments in associates		**197**	165
Deferred tax assets	6	**114**	140
Other non-current assets		**360**	344
Derivative financial assets	10	**236**	453
Total non-current assets		**56 197**	48 963
Current assets			
Inventories		**3 825**	3 603
Restricted cash and investments	9	**46**	39
Trade and other receivables	11	**4 002**	2 604
Derivative financial assets	10	**332**	558
Cash and cash equivalents	17	**13 101**	4 693
Total current assets		**21 306**	11 497
Total assets		**77 503**	60 460
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company		**48 235**	40 774
Share capital and premium		**32 934**	32 934
Other reserves	12	**717**	5 602
Retained earnings		**14 584**	2 238
Non-controlling interest		**277**	175
Total equity		**48 512**	40 949
Non-current liabilities			
Deferred tax liabilities	6	**4 475**	2 951
Provision for environmental rehabilitation	13	**6 098**	5 155
Other provisions		**196**	526
Borrowings	14	**1 894**	1 785
Contingent consideration liability	16	**976**	850
Other non-current liabilities		**276**	276
Derivative financial liabilities	10	**2 688**	609
Total non-current liabilities		**16 603**	12 152
Current liabilities			
Other provisions		**65**	19
Borrowings	14	**59**	9
Trade and other payables	15	**6 724**	5 629
Contingent consideration liability	16	**481**	115
Derivative financial liabilities	10	**5 059**	1 502

Streaming contract liability	—	85
Total current liabilities	**12 388**	7 359
Total equity and liabilities	**77 503**	60 460

The accompanying notes are an integral part of these condensed consolidated financial statements.

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended **30 June 2025** 30

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 31 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (RAND) Year ended Figures in million Notes 30 June 2025 (Reviewed) 30 June 2024 (Audited) CASH FLOW FROM OPERATING ACTIVITIES Cash generated by operations 17 26 322 18 175 Dividends received 52 27 Interest received 820 343 Interest paid (258) (507) Income and mining taxes paid (4 289) (2 388) Cash generated from operating activities 22 647 15 650 CASH FLOW FROM INVESTING ACTIVITIES Increase in restricted cash and investments (372) (21) Amounts refunded from restricted cash and investments 557 120 Payment of Mponeng contingent consideration liability (338) (108) ARM BBEE Trust loan repayment 28 42 Proceeds from disposal of property, plant and equipment 25 4 Additions to property, plant and equipment 17 (11 855) (8 398) Cash utilised by investing activities (11 955) (8 361) CASH FLOW FROM FINANCING ACTIVITIES Borrowings raised 14 226 300 Borrowings repaid 14 (50) (4 047) Dividend paid (2 100) (1 437) Partial repurchase of non-controlling interest — (5) Lease payments (291) (246) Cash utilised by financing activities (2 215) (5 435) Foreign currency translation adjustments (69) (28) Net increase in cash and cash equivalents 8 408 1 826 Cash and cash equivalents – beginning of year 4 693 2 867 Cash and cash equivalents – end of year 13 101 4 693 The accompanying notes are an integral part of these condensed consolidated financial statements. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 32 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 1. ACCOUNTING POLICIES Basis of accounting The condensed consolidated financial statements for the year ended 30 June 2025 have been prepared in accordance with and contain information required by IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB), the information required by Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous audited consolidated annual financial statements. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position. The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences. The condensed consolidated financial statements have been prepared on a going concern basis. 2. REVENUE Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Commodities Gold (a) 75 240 59 212 Silver (b) 1 810 1 667 Uranium (c) 822 866 77 872 61 745 Toll treatment services (d) 532 576 Revenue from contracts with customers 78 404 62 321 Consideration from streaming contract (e) 86 323 Hedging loss (f) (4 594) (1 265) Total revenue (g) 73 896 61 379 (a) The increase in gold revenue during the 2025 financial year is due to the average dollar gold price increasing by 31.1% from US$1 999/oz in the 2024 year to US$2 620/oz. This was offset by a 4.2% decrease in gold sold from 48 222kg to 46 193kg coupled with the strengthening of the Rand/US$ exchange rate from an average of R18.70/US$ to R18.15/US$. (b) Substantially all of the group's silver is derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2025 financial year is mainly due to the average dollar silver price increasing by 26.2% from US$24.72/oz in the 2024 year to US$31.20/oz. This was offset by a 14.6% decrease in silver produced from 114 240kg in the 2024 year to 97 590kg. (c) Uranium is derived from the Moab Khotsong operation. The decrease is mainly due to uranium produced decreasing from 267 667kg in the 2024 year to 221 374kg. (d) Relates to services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations. (e) Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. On 23 October 2024, Harmony fulfilled all its obligations stemming from the streaming agreement with Franco Nevada. From that date onwards, all gold revenue generated by the Mine Waste Solutions operation was based on quoted market prices. (f) Relates to the realised effective portion of the hedge-accounted gold derivatives. The average gold market spot price during the 2025 financial year was R1 644 902/kg (2024: R1 249 344/kg) compared to the average forward price of matured contracts of R1 306 033/kg (2024: R1 134 735/kg). Refer to note 10 for further information. (g) A geographical analysis of revenue is provided in the segment report. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 33 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 3. COST OF SALES Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Production costs – excluding royalty (a) 41 245 37 646 Royalty expense (b) 1 910 1 277 Amortisation and depreciation 4 842 4 642 Impairment of assets (c) — 2 793 Rehabilitation expenditure 142 3 Care and maintenance cost of restructured operations 380 246 Employment termination and restructuring 200 86 Share-based payments 573 171 Toll treatment costs 368 420 Other (25) (51) Total cost of sales 49 635 47 233 (a) The increase in production costs during the year is mainly attributable to above-inflation increases on costs including labour, contractors, consumables and electricity. The inventory adjustment for the 2025 financial year resulted in an increase of R50 million (2024: R487 million decrease) in production costs year on year due to lower gold stock quantities on hand at 30 June 2025. (b) The royalty expense increased due to a higher rate being applied as a result of higher profits, as well as the increased revenue base to which it is applied. (c) No impairments or reversal of impairments of assets were recognised during the year. Refer to note 8 for further details. 4. OTHER INCOME STATEMENT ITEMS Contingent consideration remeasurement The total remeasurement for the 2025 financial year consists of R402 million related to the increase of the Eva Copper contingent consideration. This increase was predominantly as a result of the declaration of additional mineral resources. Additionally, the remeasurement relating to Mponeng amounted to an increase of R428 million, mainly as a result of changes in the production profile. Refer to note 16 for details on the assumptions used in the fair value measurement. Investment income The increase in investment income of R695 million is primarily due to interest earned on higher favourable cash balances, which accounted for R478 million of the increase. Additionally, the mark-to-market valuation on equity-linked deposits increased by R159 million as a result of favourable market performance. 5. ACQUISITION OF MAC COPPER Transaction On 27 May 2025, Harmony announced that it has entered into a binding agreement to acquire, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited, 100% of the securities in MAC Copper Limited (MAC Copper). MAC Copper has a 100% interest in the CSA Copper Mine (CSA), its sole asset, which is located in the Cobar Region of New South Wales, Australia. Upon completion of the transaction, the following obligations of MAC Copper will be assumed by Harmony: • The silver purchase agreement (silver stream) with OR Royalties Inc. (OR Royalties) pursuant to which OR Royalties receives refined silver equal to 100% of the payable silver production from CSA and makes ongoing payments equal to 4% of the spot silver price per ounce at the time of delivery • The copper purchase agreement (copper stream) with OR Royalties pursuant to which OR Royalties receives refined copper equal to 2.25% to 4.875% of the payable copper production from CSA, which amounts may be reduced through the exercise of a buy-down option, with OR Royalties making ongoing payments equal to 4% of the spot copper price per tonne at the time of delivery • The royalty deed with Glencore Operations Australia (Pty) Limited (Glencore) pursuant to which Glencore is entitled to a 1.5% net smelter return royalty over the life of the CSA mine and • The sale and purchase agreement between MAC Copper and Glencore relating to US$150 million of contingent payments, where a once-off payment of US$75 million is due in the event that the copper price averages more than US$4.25/lb for 18 continuous months at any stage during the life of the CSA mine and a further once-off payment of US$75 million in the event that the copper price averages more than US$4.50/lb for 24 continuous months during the life of the CSA mine. The consideration for the transaction is a cash payment of US$12.25 per MAC Copper share, amounting to $1.03 billion (approximately R18.3 billion as at 30 June 2025). Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 34 6. TAXATION Current taxation The increased current tax expense is mainly attributable to mining taxes recognised for majority of the group's operations. The increased gold price realised resulted in a significant increase in the profitability of the group's operations. Additionally, the increase for Golden Core Trade and Invest (Proprietary) Limited, the legal entity which owns the Mponeng operation, was due to higher quantities of gold sold. The following legal entities contributed significantly to the current tax expense: Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Harmony Gold Mining Company Limited (Harmony Company) 426 241 Golden Core Trade and Invest (Proprietary) Limited (Mponeng) 1 990 1 129 Freegold (Harmony) (Proprietary) Limited (Freegold) 365 235 Kalahari Goldridge Mining Company Limited (Kalgold) 135 42 Randfontein Estates Limited (Randfontein) 216 42 Tswelopele Beneficiation Operation Proprietary Limited (TBO) 277 187 Harmony Moab Khotsong Operations (Proprietary) Limited (Moab) 688 539 Deferred taxation The movement in the net deferred tax liability is mainly attributable to an increase in net taxable temporary differences as well as in deferred tax rates for the majority of the group's South African mining companies. The amount recognised at 30 June 2025 is as follows: At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Balance at beginning of year 2 811 2 105 Expense per condensed consolidated income statement (a) 2 486 666 Tax expense/(credit) directly charged to other comprehensive income (b) (936) 40 Balance at end of year 4 361 2 811 Deferred tax asset per balance sheet (c) (114) (140) Deferred tax liability per balance sheet 4 475 2 951 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 5. ACQUISITION OF MAC COPPER continued Effective date The agreement is subject to certain conditions precedent. Subject to those conditions, the transaction is expected to be completed during H1FY26. Accounting considerations Harmony has performed an initial assessment of the assets to be acquired and has determined that they meet the definition of a business per IFRS 3, Business Combinations. Following the fulfilment of the conditions precedent, management will begin with a purchase price allocation in accordance with the requirements of IFRS 3 for the business combination. The process is expected to take several months to complete. Funding of acquisition Harmony intends to fund the transaction with a US$1.25 billion bridge facility (refer to note 14 for further details) together with existing cash reserves. Acquisition-related costs In anticipation of the transaction. Harmony has incurred various costs directly attributable to the acquisition process. The total of R40 million for acquisition-related costs for the year ended 30 June 2025 relates to advisory fees.

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 35 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 6. TAXATION continued Deferred taxation continued Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations.Changes to the deferred income tax rates were significant for the following entities: Year ended 30 June 2025 (Reviewed) 30 June 2024 (Audited) Chemwes Proprietary Limited (Chemwes) 26.3% 18.1% Mponeng 17.2% 8.1% Freegold 17.4% 12.6% Randfontein 17.2% 12.3% Moab 21.2% 19.0% (a) The main contributors to the increase in deferred tax expense as per the condensed consolidated income statement were: • Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R1 079 million in the deferred tax expense and liability (2024: R510 million) • Unwinding of temporary differences related to the utilisation of unredeemed capital expenditure resulted in an increase of R167 million (2024: R74 million) in the deferred tax expense and liability • The change in deferred tax rate of Mponeng, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R329 million (2024: R379 million decrease) • The change in deferred tax rates of the remaining legal entities in the group, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R805 million (2024: R239 million). (b) This movement relates substantially to the net derivative position (refer to note 10). (c) As at 30 June 2025, the deferred tax asset recognised relates to Harmony Company. A deferred tax asset continues to be recognised as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised. 7. EARNINGS PER ORDINARY SHARE Year ended 30 June 2025 (Reviewed) 30 June 2024 (Audited) Weighted average number of shares (million) 622 619 Weighted average number of diluted shares (million) 629 630 Total earnings per share (cents): Basic earnings 2 313 1 386 Diluted earnings 2 288 1 364 Headline earnings 2 337 1 852 Diluted headline earnings 2 311 1 822 Reconciliation of headline earnings: Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Net profit for the year attributable to owners of the parent 14 384 8 587 Adjusted for: Impairment of assets1 — 2 793 (Profit)/loss on sale of property, plant and equipment (8) 13 Taxation effect on profit/loss on sale of property, plant and equipment — (3) Loss on scrapping of property, plant and equipment 164 97 Taxation effect on loss on scrapping of property, plant and equipment (32) (13) Impairment of investment in associate1 23 — Headline earnings 14 531 11 474 1 The impairment items do not have a tax effect. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 36 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 8. PROPERTY, PLANT AND EQUIPMENT Additions to property, plant and equipment Refer to note 17 for capital expenditure related to property, plant and equipment and additions from stripping activities during the year ended 30 June 2025. Change in estimate of environmental rehabilitation An adjustment related to the change in estimate of R519 million for the provision for environmental rehabilitation contributed to an increase in property, plant and equipment for the year ended 30 June 2025. Refer to note 13 for further details. Foreign exchange impact The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations resulted in a decrease of R837 million for the year ended 30 June 2025. Depreciation of property, plant and equipment Depreciation recognised on property, plant and equipment amounted to R4 842 million for the year ended 30 June 2025. Impairment of property, plant and equipment At 30 June 2025, management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the current financial year. The Joel, Target 1, Masimong, Kusasalethu, Tshepong South and Kalgold CGUs experienced operational issues during the year ended 30 June 2025. Additionally, there were adverse changes to Target 1's life-of-mine (LOM) plan. These operational issues and the changes in the LOM plan of Target 1 were considered to be indicators of potential impairment and therefore an impairment assessment was performed for the Joel, Target 1, Masimong, Kusasalethu, Tshepong South and Kalgold CGUs. The recoverable amounts for these CGUs were determined on a fair value less cost to sell basis using assumptions in discounted cash flow models. These are fair value measurements classified as level 3 within the fair value hierarchy. Critical accounting estimates and judgements The recoverable amount of mining assets is determined utilising real discounted future cash flows. In determining the commodity prices and exchange rates assumptions to be used, management assesses the short-, medium- and long-term views of several reputable institutions. The long-term price was determined as the cut-off price for calculating reserves included in the declaration of Mineral Resources and Mineral Reserves in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). Post-tax real discount rates ranging between 11.2% and 12.4% were used to determine the recoverable amounts of the CGUs tested. No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. The commodity price and exchange rate assumptions used in the impairment assessments are as follows: Year ended 30 June 2025 (Reviewed) US$ gold price per ounce – Year 1 3 105 – Year 2 2 892 – Year 3 2 604 – Long term (Year 4 onwards) 2 237 Exchange rate (R/US$) – Year 1 17.95 – Year 2 17.63 – Year 3 18.01 – Long term (Year 4 onwards) 18.54 Rand gold price (R/kg) – Year 1 1 792 000 – Year 2 1 639 000 – Year 3 1 508 000 – Long term (Year 4 onwards) 1 334 000 Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 37 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 8. PROPERTY, PLANT AND EQUIPMENT continued Impairment of property, plant and equipment continued Critical accounting estimates and judgements continued Included in the discounted cash flow models used for determining recoverable amounts of the respective CGUs, management incorporated the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme, as part of its greater decarbonisation strategy. Results of impairment and reversal assessment Based on the impairment tests performed, no impairments were recorded for the 2025 financial year. Where CGUs had previously been impaired, management considered indicators of whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2025. Sensitivity analysis Commodity prices One of the most significant assumptions that influence the LOM plans, and therefore impairment assessments, is the expected commodity prices. Management determined reasonably possible changes in gold price assumptions of a 10.8% decrease and a 29.1% increase. These changes were based on determining reasonably possible adjusted long-term US$ gold price assumptions using the standard deviation of market analysts' forecasted long-term US$ gold price assumptions. These reasonably possible adjusted long-term US$ gold price forecasts was then compared to Harmony's long-term US$ gold price assumption. The increase in the gold price assumptions would have resulted in no impairments being recorded. A 10.8% decrease in the gold price assumptions (with all other variables held constant) would have resulted in the following post-tax impairment being recorded as at 30 June 2025: Figures in million 30 June 2025 (Reviewed) 10.8% decrease Target 1 558 Tshepong South 741 Production profile In addition to the expected commodity prices, the production profiles of Target 1 and Tshepong South have also been assessed as sensitive assumptions that influences the LOM plans, and therefore impairment assessments of these CGUs. For Target 1, the recoverable amount was determined as R4 212 million as at 30 June 2025. Management determined that should the production profile of Target 1 decrease by 8.6% (with all other variables held constant), this would result in the recoverable amount being equal to the post-tax carrying amount of R2 065 million as at 30 June 2025. For Tshepong South, the recoverable amount was determined as R3 314 million as at 30 June 2025. Management determined that should the production profile of Tshepong South decrease by 5.3% (with all other variables held constant), this would result in the recoverable amount being equal to the post-tax carrying amount of R2 343 million as at 30 June 2025. The production profiles of the other CGUs tested for impairment are not considered to be sensitive assumptions. This is based on the fact that a 15% decrease in these production profiles (with all other variables held constant) would not result in any impairments being recognised. Eva Copper During February 2025, the board approved advanced early work construction for the Eva Copper project, including front end engineering and design activities and early-phase bulk earthworks. These expenditures, totalling R747 million, have been capitalised as future economic benefits are expected given the advanced stage of the final feasibility study and the ongoing permitting process, which is being supported by the relevant authorities. This expenditure is included in assets under construction. 9. RESTRICTED CASH AND INVESTMENTS The balance at 30 June 2025 increased by R528 million, mainly due to an increase in restricted investments of R687 million. This comprises of interest received of R369 million and the mark-to-market valuation of R253 million. The increase was partially offset by a R159 million decrease in restricted cash, resulting from reduced collateral for silicosis guarantees. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 38 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 10. DERIVATIVE FINANCIAL INSTRUMENTS Figures in million Hedging contracts1 Rand gold forwards US$ gold forwards Rand gold collars US$ gold collars US$ silver contracts Foreign exchange contracts Total At 30 June 2025 (Reviewed) Derivative financial assets 30 5 207 35 3 288 568 Non-current 14 3 164 28 3 24 236 Current 16 2 43 7 — 264 332 Derivative financial liabilities (4 279) (716) (2 082) (522) (148) — (7 747) Non-current (675) (166) (1 492) (316) (39) — (2 688) Current (3 604) (550) (590) (206) (109) — (5 059) Net derivative financial instruments (4 249) (711) (1 875) (487) (145) 288 (7 179) Unrealised losses included in other reserves, net of tax2 (3 405) (731) (1 468) (490) — — (6 094) Movements for the year ended 30 June 2025 Realised losses included in revenue (3 910) (459) (178) (47) — — (4 594) Unrealised losses on gold contracts recognised in other comprehensive income (6 674) (970) (2 155) (551) — — (10 350) Gains/(losses) on derivatives — — — — (150) 235 85 Day one loss amortisation (83) (11) (40) (10) — — (144) Total gains/(losses) on derivatives (83) (11) (40) (10) (150) 235 (59) Hedge effectiveness Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness (6 674) (970) (2 155) (551) — — (10 350) Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness 6 674 970 2 155 551 — — 10 350 1 Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income. Refer to note 16 for details on the hedging policy. 2 Includes deferred tax amount of R936 million.

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 39 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 10. DERIVATIVE FINANCIAL INSTRUMENTS continued Figures in million Hedging contracts1 Rand gold forwards US$ gold forwards Rand gold collars US$ gold collars US$ silver contracts Foreign exchange contracts Total At 30 June 2024 (Audited) Derivative financial assets 282 30 155 18 3 523 1 011 Non-current 172 27 135 18 3 98 453 Current 110 3 20 — — 425 558 Derivative financial liabilities (1 799) (236) (9) (4) (63) — (2 111) Non-current (510) (77) — (1) (21) — (609) Current (1 289) (159) (9) (3) (42) — (1 502) Net derivative financial instruments (1 517) (206) 146 14 (60) 523 (1 100) Unrealised gains/(losses) included in other reserves, net of tax3 (1 192) (197) 123 14 — — (1 252) Movements for the year ended 30 June 2024 Realised losses included in revenue (1 215) (50) — — — — (1 265) Unrealised gains/(losses) on gold contracts recognised in other comprehensive income (1 580) (310) 141 15 — — (1 734) Gains/(losses) on derivatives — — — — (98) 670 572 Day one gain/(loss) amortisation (114) (11) 5 1 — — (119) Total gains/(losses) on derivatives (114) (11) 5 1 (98) 670 453 Hedge effectiveness Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness (1 580) (310) 141 15 — — (1 734) Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness 1 580 310 (141) (15) — — 1 734 3 Includes deferred tax amount of R39 million. Reconciliation of the hedge reserve: At Figures in millions 30 June 2025 (Reviewed) 30 June 2024 (Audited) Opening balance at the beginning of the year (1 252) (753) Remeasurement of gold hedging contracts (4 842) (499) Unrealised loss on gold hedging contracts (10 350) (1 734) Released to revenue 4 594 1 265 Foreign exchange translation (22) 9 Deferred taxation thereon 936 (39) Closing balance at the end of the year (6 094) (1 252) Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 40 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 10. DERIVATIVE FINANCIAL INSTRUMENTS continued The following table shows the open position at the reporting date: FY26 FY27 FY28 TotalHY11 HY22 HY11 HY22 HY11 HY22 Foreign exchange contracts Zero cost collars US$m 120 74 28 4 — — 226 Average floor – R/US$ 18.45 18.58 18.73 19.09 — — 18.54 Average cap – R/US$ 20.45 20.58 20.74 21.10 — — 20.54 Forward contracts US$m 42 11 — — — — 53 Average forward rate – R/US$ 19.94 20.15 — — — — 19.98 Commodity contracts Rand gold forward contracts 000 oz – cash flow hedge 156 92 36 20 10 — 314 Average R'000/kg 1 396 1 561 1 669 1 735 1 792 — 1 510 US$ gold forward contracts 000 oz – cash flow hedge 19 13 6 6 1 — 45 Average US$/oz 2 264 2 531 2 631 2 765 2 760 — 2 468 Rand gold zero-cost collar contracts 000 oz – cash flow hedge 42 100 88 100 62 40 432 Average floor – R'000/kg 1 595 1 706 1 633 1 770 1 868 2 123 1 757 Average cap – R'000/kg 1 835 1 940 1 861 2 005 2 119 2 385 1 996 US$ gold zero-cost collar contracts 000 oz – cash flow hedge 11 18 13 12 11 7 72 Average floor – US$/oz 2 589 2 817 2 597 2 778 2 874 3 348 2 796 Average cap – US$/oz 2 893 3 145 2 894 3 093 3 197 3 733 3 118 Total gold contracts 000 oz – cash flow hedge 228 223 143 138 84 47 863 US$ silver contracts 000 oz 660 660 660 500 — — 2 480 Average floor – US$/oz 28.28 30.15 32.16 35.25 — — 31.22 Average cap – US$/oz 31.38 33.52 36.45 40.01 — — 35.04 1 July – December 2 January – June Refer to note 16 for details on the fair value measurements. 11. TRADE AND OTHER RECEIVABLES The balance at 30 June 2025 increased by R1 398 million. This is due to an increase of R1 105 million in metal receivables as a result of the higher average prices received and the timing of receipts. 12. OTHER RESERVES At Figures in millions 30 June 2025 (Reviewed) 30 June 2024 (Audited) Foreign exchange translation reserve 2 458 3 277 Hedge reserve (refer to note 10) (6 094) (1 252) Share-based payments 4 319 3 607 Other reserves – net 34 (30) Balance at the end of the year 717 5 602 Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 41 14. BORROWINGS Summary of facilities' terms Figures in million US$ term loan US dollar US$ RCF US dollar US$ bridge loan (a) US dollar Rand RCF SA Rand Green loan (b) SA Rand At 30 June 2025 (Reviewed) Original facility 100 300 1 250 2 500 1 500 Drawn down/loan balance 100 — — — 176 Undrawn committed borrowing facilities N/A 300 1 250 2 500 — Maturity May May May May November 2027 2027 2026 2027 2028 Repayment terms On maturity On maturity On maturity On maturity Bi-annual(c) Interest rate SOFR + 2.85% SOFR + 2.70% SOFR + 2% JIBAR(d) + 2.40% JIBAR(d) + 2.65% (a) On 26 June 2025, a bridge facility agreement between Harmony, Harmony Australia and a syndicate of lenders was concluded. The purpose of the agreement is to secure funding to finance the acquisition of MAC Copper and related costs (refer to note 5 for further information). Under the agreement, a US$250 million facility (Facility A) and a US$1 billion facility (Facility B) were made available to Harmony Australia and Harmony, respectively. The facility is undrawn as at 30 June 2025 and has a tenure of 364 days with a six-month extension option. Origination fees of R197 million was incurred for the facility. These fees are regarded as an integral part of the effective interest rate of the facility. Since no drawdowns on the bridge facility has taken place as at 30 June 2025, though still being regarded as probable in the future, these origination fees have been deferred and will be treated as a transaction cost when draw down of the facility takes place. The interest rate terms vary as follows: SOFR + 2% for the first six months starting 26 May 2025 SOFR + 2.8% for the next six months SOFR + 4% for the last six months. (b) This facility can only be drawn down for qualifying projects. (c) Initially ten equal bi-annual instalments starting from June 2024, with the final instalment on maturity. Due to the delay in the project process, and the resultant impact on the drawdowns, the lenders have agreed to amend the repayments to nine equal bi-annual instalments starting from November 2024. The period of the draw down has lapsed therefore, the balance of the facility is no longer available. (d) The interest rates of these facilities is expected to be impacted by the South African IBOR reform, where JIBAR is planned to be discontinued and replaced with the South African Rand Overnight Index Average (ZARONIA). The transition to ZARONIA is expected to be finalised by the end of 2026. As these facilities’ agreements makes provision for the use of replacement benchmarks for determining interest rates, the impact of the IBOR reform is expected to be immaterial. Interest bearing borrowings At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Non-current borrowings R1.5 billion facility – green loan 124 — US$400 million facility – sustainability linked 1 770 1 785 Total non-current borrowings 1 894 1 785 Current borrowings R1.5 billion facility – green loan 52 — US$400 million facility – sustainability linked 7 9 Total current borrowings 59 9 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 13. PROVISION FOR ENVIRONMENTAL REHABILITATION The increase in the provision of R943 million is mainly due to the change in estimate of R652 million as a result of a decrease in discount rates. Also contributing to the increase is the time value of money and inflation component of R521 million. These increases were partially offset by the translation of the Australasia balance of R138 million and the utilisation of the provision of R92 million. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 42 16. FINANCIAL RISK MANAGEMENT ACTIVITIES Foreign exchange risk Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it. Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts. The Rand strengthened during the 2025 year from a closing rate of R18.19/US$1 on 30 June 2024 to R17.75/US$1 on 30 June 2025. The strengthening of the Rand resulted in the average locked-in rates being higher than the spot exchange rate at 30 June 2025, which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 30 June 2025. The strengthening of the Rand also had a positive impact on the translation of the US$ debt facilities at 30 June 2025. Refer to note 14 for detail. Translation of the international net assets was impacted by the strengthening of the Rand against the Australian dollar from R12.14/A$1 at 30 June 2024 to R11.68/A$1 on 30 June 2025. Additionally, the Kina weakened against the Australian dollar from a closing rate of PGK2.57/A$1 on 30 June 2024 to PGK2.72/A$1 on 30 June 2025. The translation from Kina to Australian dollar and Australian dollar to Rand combined with the average rate at which income statement items were translated at resulted in a foreign exchange translation loss of R819 million for the year. The relevant exchange rates traded in the following ranges: Year ended 30 June 2025 (Reviewed) 30 June 2024 (Audited) R/US$ foreign exchange rate range for the year 17.10 – 19.75 17.54 – 19.51 R/A$ foreign exchange rate range for the year 11.29 – 12.41 11.71 – 12.72 A$/PGK foreign exchange rate range for the year 2.42 – 2.75 2.30 – 2.60 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 14. BORROWINGS continued The following draw downs and repayments were made during the 2025 year: • R1.5 billion facility – green loan: R226 million draw down followed by a total repayment of R50 million. The debt covenant tests for both the Rand and the US$ facilities are as follows: • The group's interest cover ratio shall be more than five times (EBITDA1/ Total Interest paid) • Leverage2 shall not be more than 2.5 times. 1 Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment, restructuring cost and gains/losses on disposal of property, plant and equipment. 2 Leverage is defined as total net debt to EBITDA. Loan covenants tests were performed for the loans for the year ended 30 June 2025 and no breaches were noted. For the June 2025 year, the group's interest cover ratio was 97.3 times (2024: 44.1 times) while the group's leverage was negative 0.4 (2024: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net cash position. Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Translation gain on US$ facilities1 46 83 Rand/US$ exchange rate: Closing/spot 17.75 18.19 Average 18.15 18.70 1 The remainder of the foreign exchange translation gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities. 15. TRADE AND OTHER PAYABLES The increase of R1 095 million includes increases of R322 million and R459 million in trade payables and accruals, respectively, as a result of the timing of payments and receipt of invoices. Further, a R146 million accrual raised for the MAC Copper acquisition and loan origination fees related to the bridge facility.

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 43 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Commodity price sensitivity The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. During the year under review, the group's cash inflows from uranium were managed by way of a forward contract, whereby uranium prices are predetermined for a fixed amount of uranium production. The limit for gold hedging as set by the Board is 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. The limit set by the Board is 50% of silver exposure over a 24-month period and 50% for uranium exposure over a 60-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 10 and the fair value determination section below for further detail on these contracts. An increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the gold forward hedging contracts that matured during the period as well as those that were outstanding as at 30 June 2025. The average cap prices were also lower than the gold spot price of the remaining gold zero cost collar contracts, resulting in a negative valuation as at 30 June 2025. Gold and silver traded in the following ranges: Year ended 30 June 2025 (Reviewed) 30 June 2024 (Audited) Gold price range in US$/oz for the year 2 329 – 3 432 1 820 – 2 425 Silver price range in US$/oz for the year 26.60 – 37.25 20.90 – 32.11 Interest rate risk With inflation rates easing and economies recovering, central banks started to reduce interest rates during the year ended 30 June 2025. The reduced interest rates had a positive impact on Harmony's cost of borrowings compared to the prior year. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered bond yields and this has resulted in a decrease in discount rates. This impact can be seen in the change in the environmental rehabilitation provision. Refer to note 13 for further information. The audit and risk committee reviews the group's risk exposure quarterly. Credit risk Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. At 30 June 2025, the national scale investment grade rating of the major South African banks remained unchanged at AA+ and the group's Australian counterparts remained at AA-, which is in line with the group's credit risk policy. The assessed expected credit losses (ECLs) remained immaterial. An assessment of the ECLs for the all financial assets measured at amortised cost at 30 June 2025 resulted in an immaterial amount for each instrument. Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk. Capital risk management The group made repayments of R50 million during the year ended 30 June 2025 (2024: R4 047 million). Refer to note 14 for further details. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming capital expenditure on the various growth projects and acquisitions. Net cash is as follows: At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Cash and cash equivalents 13 101 4 693 Borrowings (1 953) (1 794) Net cash 11 148 2 899 Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 44 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Fair value determination The fair value levels of hierarchy are as follows: Level 1: Quoted prices (unadjusted) in active markets Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices) Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs). The following table sets out the group's assets and liabilities measured at fair value by level within the fair value hierarchy: At Figures in million Fair value hierarchy level 30 June 2025 (Reviewed) 30 June 2024 (Audited) Fair value through other comprehensive income financial instruments Other non-current assets (a) Level 3 107 88 Restricted cash and investments (b) Level 1 384 335 Fair value through profit or loss financial instruments Restricted cash and investments (b) Level 2 1 828 1 569 Derivative financial assets (c) Level 2 568 1 011 Derivative financial liabilities (c) Level 2 (7 747) (2 111) Trade and other receivables (d) Level 2 86 — Loan to ARM BBEE Trust (e) Level 3 45 68 Contingent consideration liability (f) Level 3 (1 457) (965) (a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at 30 June 2025. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment. (b) The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here. (c) The mark-to-market remeasurement of the derivative contracts (refer to note 10 for further details) was determined as follows: • Foreign exchange contracts comprise of zero cost collars and forward exchange contracts (FECs): The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero-coupon interest rate curve) • Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate • US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate • Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate • Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities • US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities. (d) The balance of level 2 valued trade and other receivables relates to a contract for the sale of gold-bearing material which contains variable consideration, dependent on the spot gold price and the quantities of gold recovered once refining at Rand Refinery has been concluded. The fair value of the trade receivable was determined based on the expected value method using the estimated gold content of material sold and the expected spot gold price. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the trade receivable. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 45 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Fair value determination continued (e) At 30 June 2025, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 11.5% (2024: 12.6%). A 28 basis points (2024: 73 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the 2025 year, repayments to the value of R28 million (2024: R42 million) were received. Refer to the condensed consolidated statement of cash flows. (f) Contingent consideration liabilities consist of the following: • Mponeng operation As part of the acquisition of the Mponeng operation and related assets, it was agreed that the purchase price would comprise contingent consideration based on the following criteria: (i) US$260/oz payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per calendar year for six years, commencing 1 January 2021 (ii) US$20/oz payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure. The contingent consideration related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 30 June 2025, the liability was valued at R676 million (2024: R587 million), using a discounted cash flow valuation method at a post-tax real rate of 10.8% (2024: 10.5%). Should the expected gold production profile increase by 11.5% or decrease by 11.5%, the contingent consideration liability would increase by R319 million (2024: R354 million at 9.7%) or decrease by R319 million (2024: R340 million at 9.7%) respectively. This represents reasonably expected changes which were determined based on the average variance between the planned production and the actual production achieved over a number of years. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. The remeasurement of the liability is disclosed as a separate line in the income statement. • Eva Copper The contingent consideration for Eva Copper is valued at R781 million (2024: R378 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.4% (2024: 11.4%). A long-term copper price of US$4.25/lbs (2024: US$4.00/lbs) was applied in the valuation. A 11.8% change (2024: 10.4%) in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. The remeasurement of the liability is disclosed as a separate line in the income statement. Reconciliation of the contingent consideration liabilities: At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Balance at beginning of the year 965 589 Payment of Mponeng contingent consideration liability (338) (108) Remeasurement of contingent consideration (refer to note 4) 830 484 Balance at end of the year 1 457 965 Current portion of contingent consideration 481 115 Non-current portion of contingent consideration 976 850 The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 46 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 17. CASH GENERATED BY OPERATIONS Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Reconciliation of profit before taxation to cash generated by operations Profit before taxation 21 206 11 770 Adjustments for: Amortisation and depreciation 4 842 4 642 Impairment of assets — 2 793 Acquisition-related costs 40 — Share-based payments 699 250 Net decrease in provision for post-retirement benefits (3) (16) Payment for the transfer of post-retirement medical benefit liability (350) — Net increase/(decrease) in provision for environmental rehabilitation 140 (114) (Profit)/loss on sale of property, plant and equipment (8) 13 Loss on scrapping of property, plant and equipment 164 97 Share of profits from associates (106) (81) Impairment of investment in associate 23 — Investment income (1 504) (809) Finance costs 698 796 Inventory-related adjustments (141) (503) Foreign exchange translation differences (11) (110) Non-cash portion of (gains)/losses on derivatives 463 (432) Day one loss amortisation (116) (16) Streaming contract revenue (86) (323) Silicosis settlement provision – net (14) (327) Contingent consideration remeasurement 830 484 Other non-cash adjustments 33 37 Effect of changes in operating working capital items Increase in Receivables (1 242) (258) Increase in Inventories (273) (50) Increase in Payables 1 038 332 Cash generated by operations 26 322 18 175 Additional cash flow information (a) The increase in cash generated by operations is primarily due to higher revenue earned. Refer to note 2 for further detail. The increase was slightly offset by the increase in operational costs such as production costs and royalties. Refer to note 3 for further detail. (b) Additions to property, plant and equipment: Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Capital expenditure – operations 10 268 7 436 Capital and capitalised exploration and evaluation expenditure 857 70 Additions resulting from stripping activities 730 892 Total additions to property, plant and equipment 11 855 8 398 (c) Cash and cash equivalents comprises cash on hand and demand deposits.

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 47 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 18. COMMITMENTS AND CONTINGENCIES At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Capital expenditure commitments: Contracts for capital expenditure (a) 4 329 1 702 Authorised by the directors but not contracted for (b) 18 462 14 442 Total capital commitments 22 791 16 144 (a) The increase relates mainly to capital commitments of approximately R1.8 billion for the Eva Copper mine in anticipation of the start of mine development. Further, approximately R680 million of the increase relates to the Sungazer 2 renewable energy project at Moab Khotsong. (b) The increase relates mainly to reclamation and deposition projects and the Nooitgedacht TSF construction project, increasing approximately R2.1 billion and R1.2 billion respectively. Further to this is approximately R1.6 billion for the Mponeng life of mine extension and deepening project. This was partially offset by a R0.8 billion decrease for the Kareerand TSF extension as the project comes to an end in FY26. Contingent liabilities Randfontein, a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality (Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). Randfontein lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R124 million and R164 million under SVR6, while Harmony is contending for total rates payable of between R17 million and R69 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation Appeal Board (Merafong VAB). Payment arrangements have been concluded between Randfontein and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes. Harmony's appeal hearings have been extended to end in November 2025, where the outcome of the matter will be decided upon by the Merafong VAB. Apart from the above matter, there were no significant changes to Harmony's contingent liabilities. Refer to Harmony's annual financial statements for the financial year ended 30 June 2024. 19. RELATED PARTIES The following directors and prescribed officers owned shares in Harmony at year end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy: At Name of director/prescribed officer 30 June 2025 (Reviewed) 30 June 2024 (Audited) BB Nel (Executive director)1 111 869 79 706 BP Lekubo (Executive director) 86 985 52 918 HE Mashego (Executive director) 85 164 55 053 A Buthelezi (Prescribed officer) 27 934 13 390 MP van der Walt (Prescribed officer) 68 107 47 092 JJ van Heerden (Prescribed officer) 112 436 74 065 U Govender (Prescribed officer)2 — n/a FS Masemula (Prescribed officer)2 — n/a AJ Boshoff (Prescribed officer)2 — n/a PW Steenkamp (Executive director)3 n/a 612 436 20. SEGMENT REPORT Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The segment report follows on page 49. 1 Appointed as executive director effective 1 January 2025. See further details below. 2 See details below. 3 Resigned as executive director effective 31 December 2024. On 1 October 2024, Dr Urishanie Govender was appointed as Chief Sustainability Officer and has been classified as a prescribed officer. Effective 1 January 2025, Mr Beyers Nel was appointed as the Group Chief Executive Officer and executive director of the Company. He was previously classified as prescribed officer. On the same date, Mr Floyd Masemula was appointed as Deputy Group Chief Executive Officer and classified as a prescribed officer. Additionally, Mr Jaco Boshoff, now serving as Chief Operating Officer: Australasia, was also classified as a prescribed officer as of 1 January 2025. On 17 January 2025, Ms Mametja Moshe, Ms Zanele Matlala and Mr Mangisi Gule were appointed to the board of directors of Harmony as independent non-executive directors. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 48 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2025 (RAND) 21. RECONCILIATION OF SEGMENT INFORMATION Year ended Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Reconciliation of production profit to gross profit Revenue per segment report 70 732 58 270 – Revenue per condensed consolidated income statement 73 896 61 379 – Other metal sales treated as by-product credits in the segment report (2 632) (2 533) – Toll treatment services (note 2) (532) (576) Production costs per segment report (40 523) (36 390) – Production costs per condensed consolidated income statement (43 155) (38 923) – Other metal sales treated as by-product credits in the segment report 2 632 2 533 Production profit per segment report 30 209 21 880 Revenue not included in segments – Toll treatment services 532 576 Amortisation and depreciation (4 842) (4 642) Toll treatment costs (368) (420) Impairment of assets (note 3) — (2 793) Other cost of sales items (1 270) (455) Gross profit as per condensed consolidated income statement1 24 261 14 146 1 The reconciliation was done up to the first recognisable line item on the condensed consolidated income statement. The reconciliation will follow the condensed consolidated income statement after that. At Figures in million 30 June 2025 (Reviewed) 30 June 2024 (Audited) Reconciliation of total segment assets to consolidated property, plant and equipment Property, plant and equipment not allocated to a segment Mining assets (a) 1 259 1 064 Undeveloped properties (b) 4 341 4 475 Other non-mining assets 776 567 Assets under construction (c) 2 510 1 941 Total 8 886 8 047 (a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant. (b) Undeveloped properties comprise of the Target North property, Eva Copper and Wafi-Golpu’s undeveloped properties. (c) Assets under construction consist of the Wafi-Golpu and Eva Copper assets. Refer to note 8 for more information on Eva Copper. 22. SUBSEQUENT EVENTS (a) On 22 July 2025, Harmony has entered into restructuring documents with MAC Copper, OR Royalties and Glencore pursuant to which the parties have agreed to amend various documents in connection with the copper stream, silver stream and the royalty deed with such amendments to take effect after the scheme for the acquisition of MAC Copper has been implemented. (b) On 14 August 2025, Mr Frans Lombard was appointed to the board of directors of Harmony as an independent non-executive director. (c) On 19 August 2025, Harmony received written notice from the Australian Federal Treasurer stating that the Commonwealth Government does not object to the proposed acquisition of MAC Copper. This is further to the South African Reserve Bank approval which was obtained on 5 August 2025. These approvals mark a key milestone in our acquisition of MAC Copper, with all regulatory approvals now secured. The transaction remains subject to the satisfaction of the remaining conditions as outlined in the Scheme Circular. (d) On 27 August 2025, a final dividend of 155 SA cents per ordinary share was declared, payable on 13 October 2025. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 49 SEGMENT REPORT (RAND/METRIC) FOR THE YEAR ENDED 30 JUNE 2025 (REVIEWED) Revenue1 Production cost2 Production profit/(loss) Segment assets Capital expenditure# Kilograms produced* Tonnes milled* 30 June 30 June 30 June 30 June 30 June 30 June 30 June 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 R million R million R million R million R million kg t'000 South Africa Underground Moab Khotsong 9 455 8 108 5 229 4 638 4 226 3 470 8 023 6 017 2 427 1 330 6 184 6 599 753 822 Mponeng 16 079 10 577 7 037 5 795 9 042 4 782 6 051 4 438 2 043 890 10 370 8 751 920 880 Tshepong North 4 447 3 877 3 107 2 827 1 340 1 050 2 553 2 369 695 559 2 900 3 248 673 726 Tshepong South 4 233 3 734 2 917 2 564 1 316 1 170 2 584 2 326 570 527 2 739 3 129 448 465 Doornkop 4 158 4 198 3 243 3 041 915 1 157 4 519 3 924 914 686 2 720 3 470 742 815 Joel 2 484 2 079 1 876 1 663 608 416 1 437 1 372 270 235 1 634 1 733 374 401 Target 1 2 161 2 262 2 534 2 352 (373) (90) 2 067 1 951 491 488 1 387 1 859 391 462 Kusasalethu 5 594 4 638 4 003 3 670 1 591 968 690 520 461 226 3 629 3 842 544 584 Masimong 2 245 2 137 1 980 1 852 265 285 62 — 111 44 1 478 1 780 424 473 Surface Mine Waste Solutions 4 458 4 016 2 220 2 047 2 238 1 969 4 563 3 546 1 061 1 463 2 996 3 770 23 054 22 655 All other surface operations 7 495 6 463 3 921 3 694 3 574 2 769 1 479 1 268 334 338 4 879 5 296 18 787 19 676 Total South Africa 62 809 52 089 38 067 34 143 24 742 17 946 34 028 27 731 9 377 6 786 40 916 43 477 47 110 47 959 International Hidden Valley 7 923 6 181 2 456 2 247 5 467 3 934 5 355 5 570 1 620 1 541 5 107 5 101 3 787 3 360 Total international 7 923 6 181 2 456 2 247 5 467 3 934 5 355 5 570 1 620 1 541 5 107 5 101 3 787 3 360 Total operations 70 732 58 270 40 523 36 390 30 209 21 880 39 383 33 301 10 998 8 327 46 023 48 578 50 897 51 319 Reconciliation of the segment information to the condensed consolidated income statement and condensed consolidated balance sheet (refer to note 21) 3 164 3 109 2 632 2 533 532 576 8 886 8 047 — — — — — — 73 896 61 379 43 155 38 923 30 741 22 456 48 269 41 348 10 998 8 327 46 023 48 578 50 897 51 319 # Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R857 million (2024: R71 million). * Production statistics are unaudited and not reviewed. 1 Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement. 2 Segment production costs consists of the production cost - excluding royalty plus the royalty expense per note 3. Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 50 Year ended Figures in million 30 June 2025 30 June 2024 Revenue 4 071 3 282 Cost of sales (2 735) (2 530) Production costs (2 378) (2 081) Amortisation and depreciation (267) (248) Impairment of assets — (154) Other items (90) (47) Gross profit 1 336 752 Corporate, administration and other expenditure (91) (69) Exploration expenditure (50) (56) Gains/(losses) on derivatives (3) 24 Foreign exchange translation gains/(loss) (6) 5 Contingent consideration remeasurement (46) (26) Other operating expenses (19) (10) Operating profit 1 121 620 Acquisition-related costs (2) — Share of profits from associates 6 4 Impairment of investments in associate (1) — Investment income 83 43 Finance costs (38) (43) Profit before taxation 1 169 624 Taxation (367) (165) Current taxation (230) (129) Deferred taxation (137) (36) Net profit for the year 802 459 Attributable to: Non-controlling interest 9 5 Owners of the parent 793 454 Earnings per ordinary share (cents) Basic earnings 127 73 Diluted earnings 126 72 The convenience translation condensed consolidated income statement utilises the currency conversion average rate for the year ended 30 June 2025: US$1 = R18.15 (30 June 2024: US$1 = R18.70). Note on convenience translations The US dollar convenience financial information included in these condensed financial statements on pages 50 to 54 has been prepared to enable shareholders to interpret the financial performance in a universally measured currency. Ernst & Young Inc. have issued an assurance report on the compilation thereof, which is included on page 25 of this document. This US dollar convenience financial information constitutes pro forma financial information in terms of the JSE Listing Requirements. The pro forma financial information is presented for illustrative purposes only and is the responsibility of the Board. Due to its nature, the pro forma financial information may not fairly present Harmony's financial position, changes in equity, results of operations or cash flows. The underlying information used in the preparation of the pro forma financial information has been prepared using the Rand financial results included on pages 28 to 31 for the primary statements and page 49 for the segment report. The requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements. CONDENSED CONSOLIDATED INCOME STATEMENT (US$) (CONVENIENCE TRANSLATION)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2025**	**30 June 2024**
Net profit for the year	**802**	459
Other comprehensive income for the year, net of income tax	**(308)**	(76)
Items that may be reclassified subsequently to profit or loss	**(312)**	(77)
Foreign exchange translation loss	**(45)**	(50)
Remeasurement of gold hedging contracts	**(267)**	(27)
Items that will not be reclassified to profit or loss	**4**	1
Total comprehensive income for the year	**494**	383
Attributable to:		
Non-controlling interest	**9**	5
Owners of the parent	**485**	378

The convenience translation condensed consolidated statement of comprehensive income utilises the currency conversion average rate for the year ended 30 June 2025: US$1 = R18.15 (30 June 2024: US$1 = R18.70).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2025 (CONVENIENCE TRANSLATION)

Figures in million	**Share capital and premium**	**Retained earnings**	**Other reserves**	**Non-controlling interest**	**Total**
Balance – 1 July 2024	**1 855**	**127**	**315**	**10**	**2 307**
Share-based payments	**—**	**—**	**40**	**—**	**40**
Net profit for the year	**—**	**810**	**—**	**9**	**819**
Other comprehensive income for the year	**—**	**—**	**(315)**	**—**	**(315)**
Dividends paid	**—**	**(115)**	**—**	**(3)**	**(118)**
Balance – 30 June 2025	**1 855**	**822**	**40**	**16**	**2 733**
Balance – 1 July 2023	1 811	(272)	373	6	1 918
Share-based payments	—	—	13	—	13
Net profit for the year	—	472	—	6	478
Other comprehensive income for the year	—	—	(78)	—	(78)
Dividends paid	—	(77)	—	(2)	(79)
Balance – 30 June 2024	1 811	123	308	10	2 252

The convenience translation condensed consolidated statement of changes in equity utilises the currency conversion closing rate for 30 June 2025: US$1 = R17.75 (30 June 2024: US$1 =R18.19).

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 51

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2025	30 June 2024
ASSETS		
Non-current assets		
Property, plant and equipment	**2 719**	2 273
Intangible assets	**—**	1
Restricted cash and investments	**395**	357
Investments in associates	**11**	9
Deferred tax assets	**6**	8
Other non-current assets	**20**	19
Derivative financial assets	**13**	25
Total non-current assets	**3 164**	2 692
Current assets		
Inventories	**215**	198
Restricted cash and investments	**3**	2
Trade and other receivables	**225**	143
Derivative financial assets	**19**	31
Cash and cash equivalents	**738**	258
Total current assets	**1 200**	632
Total assets	**4 364**	3 324
EQUITY AND LIABILITIES		
Share capital and reserves		
Attributable to equity holders of the parent company	**2 717**	2 242
Share capital and premium	**1 855**	1 811
Other reserves	**40**	308
Retained earnings	**822**	123
Non-controlling interest	**16**	10
Total equity	**2 733**	2 252
Non-current liabilities		
Deferred tax liabilities	**252**	162
Provision for environmental rehabilitation	**344**	283
Other provisions	**11**	29
Borrowings	**107**	98
Contingent consideration liability	**55**	47
Other non-current liabilities	**16**	15
Derivative financial liabilities	**151**	33
Total non-current liabilities	**936**	667
Current liabilities		
Other provisions	**4**	1
Borrowings	**3**	—
Trade and other payables	**376**	310
Contingent consideration liability	**27**	6
Derivative financial liabilities	**285**	83
Streaming contract liability	**—**	5
Total current liabilities	**695**	405
Total equity and liabilities	**4 364**	3 324

The convenience translation condensed consolidated balance sheet utilises the currency conversion closing rate for 30 June 2025 of US$1 = R17.75 (30 June 2024: US$1 = R18.19).

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 52

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2025**	**30 June 2024**
CASH FLOW FROM OPERATING ACTIVITIES		
Cash generated by operations	**1 450**	972
Dividends received	**3**	1
Interest received	**45**	18
Interest paid	**(14)**	(27)
Income and mining taxes paid	**(236)**	(128)
Cash generated from operating activities	**1 248**	836
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in restricted cash and investments	**(20)**	(1)
Amounts refunded from restricted cash and investments	**31**	6
Payment of Mponeng contingent consideration liability	**(19)**	(6)
ARM BBEE Trust loan repayment	**2**	2
Proceeds from disposal of property, plant and equipment	**1**	—
Additions to property, plant and equipment	**(653)**	(449)
Cash utilised by investing activities	**(658)**	(448)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings raised	**12**	16
Borrowings repaid	**(3)**	(216)
Dividends paid	**(116)**	(77)
Lease payments	**(16)**	(13)
Cash utilised by financing activities	**(123)**	(290)
Foreign currency translation adjustments	**13**	8
Net increase in cash and cash equivalents	**480**	106
Cash and cash equivalents – beginning of year	**258**	152
Cash and cash equivalents – end of year	**738**	258

The convenience translation condensed consolidated statement of cash flows utilises the currency conversion average rate for the year ended 30 June 2025: US$1 = R18.15 (30 June 2024: US$1 = R18.70).

The closing balance utilises the currency conversion closing rate for 30 June 2025: US$1 = R17.75 (30 June 2024: US$1 = R18.19).

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 53

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2025 (CONVENIENCE TRANSLATION)

	Revenue[1] 30 June		Production cost 30 June		Production profit/(loss) 30 June		Segment assets 30 June		Capital expenditure[#] 30 June		Ounces produced[*] 30 June		Tons milled[*] 30 June	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa Underground														
Moab Khotsong	**521**	434	**288**	248	**233**	186	**452**	331	**134**	71	**198 820**	212 162	**830**	906
Mponeng	**886**	566	**388**	310	**498**	256	**341**	244	**113**	48	**333 402**	281 350	**1 015**	971
Tshepong North	**245**	207	**171**	151	**74**	56	**144**	130	**38**	30	**93 237**	104 426	**743**	800
Tshepong South	**233**	200	**161**	137	**72**	63	**146**	128	**31**	28	**88 061**	100 599	**494**	512
Doornkop	**229**	225	**179**	163	**50**	62	**255**	216	**50**	37	**87 450**	111 562	**818**	900
Joel	**137**	111	**103**	89	**34**	22	**81**	75	**15**	13	**52 534**	55 718	**412**	442
Target 1	**119**	121	**140**	126	**(21)**	(5)	**116**	107	**27**	26	**44 593**	59 769	**432**	510
Kusasalethu	**308**	248	**221**	196	**88**	52	**39**	29	**25**	12	**116 675**	123 523	**599**	644
Masimong	**124**	114	**109**	99	**15**	15	**4**	—	**6**	2	**47 519**	57 229	**468**	523
Surface														
Mine Waste Solutions	**246**	215	**122**	109	**123**	105	**257**	195	**58**	78	**96 323**	121 207	**25 423**	24 982
All other surface operations	**412**	345	**215**	198	**197**	148	**83**	70	**20**	18	**156 864**	170 270	**20 717**	21 697
Total South Africa	**3 460**	2 786	**2 097**	1 826	**1 363**	960	**1 918**	1 525	**517**	363	**1 315 478**	1 397 815	**51 951**	52 887
International														
Hidden Valley	**436**	331	**135**	120	**301**	210	**302**	306	**89**	82	**164 193**	164 000	**4 177**	3 705
Total international	**436**	331	**135**	120	**301**	210	**302**	306	**89**	82	**164 193**	164 000	**4 177**	3 705
Total operations	**3 896**	3 117	**2 232**	1 946	**1 664**	1 170	**2 220**	1 831	**606**	445	**1 479 671**	1 561 815	**56 128**	56 592

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$47 million (2024: US$4 million).*

[*] *Production statistics are unaudited and not reviewed.*

[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

HARMONY
Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 54

DEVELOPMENT RESULTS

FOR THE YEAR ENDED 30 JUNE 2025

METRIC

	Reef	Sampled	CHANNEL		
	metres	metres	Width (cms)	Value (g/t)	Gold (cmg/t)
Tshepong North					
Basal	573	412	11.36	71.25	809
B Reef	795	876	123.70	36.72	4 542
All reefs	**1 368**	**1 288**	**87.77**	**38.15**	**3 348**
Tshepong South					
Basal	633	652	57.83	20.69	1 196
B Reef	155	162	80.58	11.71	943
All reefs	**787**	**814**	**62.36**	**18.38**	**1 146**
Doornkop					
South Reef	1 539	1 287	65.74	12.28	807
All reefs	**1 539**	**1 287**	**65.74**	**12.28**	**807**
Kusasalethu					
VCR	535	528	40.61	41.88	1 701
All reefs	**535**	**528**	**40.61**	**41.88**	**1 701**
Target 1					
Elsburg/Dryerskuil	233	159	240.58	9.78	2 352
All reefs	**233**	**159**	**240.58**	**9.78**	**2 352**
Masimong 5					
Basal	937	736	112.30	9.52	1 069
B Reef*	659	645	121.73	12.72	1 548
All reefs	**1 596**	**1 381**	**116.71**	**11.08**	**1 293**
Joel					
Beatrix	947	891	115.45	12.73	1 470
All reefs	**947**	**891**	**115.45**	**12.73**	**1 470**
Moab Khotsong					
Vaal Reef	632	526	117.02	31.71	3 711
C Reef	17	22	10.18	139.37	1 419
All reefs	**649**	**548**	**112.73**	**32.10**	**3 619**
Mponeng					
VCR	1 100	1 088	69.91	53.23	3 721
Carbon Leader	456	292	88.51	35.16	3 112
All reefs	**1 556**	**1 380**	**73.85**	**48.64**	**3 592**

	Reef	Sampled	CHANNEL		
	metres	metres	Width (cms)	Value (g/t)	Gold (cmg/t)
Total Harmony					
Basal	2 142	1 800	69.47	15.20	1 056
Beatrix	947	891	115.45	12.73	1 470
B Reef	1 609	1 683	118.80	25.66	3 048
Elsburg/Dryerskuil	233	159	240.58	9.78	2 352
Vaal Reef	632	526	117.02	31.71	3 711
South Reef	1 539	1 287	65.74	12.28	807
VCR	1 635	1 616	60.34	50.73	3 061
C Reef	17	22	10.18	139.37	1 419
Carbon Leader	456	292	88.51	35.16	3 112
All reefs	**9 209**	**8 276**	**88.91**	**23.91**	**2 126**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 55

DEVELOPMENT RESULTS continued

FOR THE YEAR ENDED 30 JUNE 2025

IMPERIAL

	Reef	Sampled	CHANNEL		
	feet	feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Tshepong North					
Basal	1 880	1 352	4.00	2.32	9
B Reef	2 609	2 874	49.00	1.06	52
All reefs	**4 489**	**4 226**	**35.00**	**1.10**	**38**
Tshepong South					
Basal	2 075	2 139	23.00	0.60	14
B Reef	507	531	32.00	0.34	11
All reefs	**2 582**	**2 670**	**25.00**	**0.53**	**13**
Doornkop					
South Reef	5 048	4 222	26.00	0.36	9
All reefs	**5 048**	**4 222**	**26.00**	**0.36**	**9**
Kusasalethu					
VCR	1 754	1 732	16.00	1.22	20
All reefs	**1 754**	**1 732**	**16.00**	**1.22**	**20**
Target 1					
Elsburg/Dryerskuil	763	522	95.00	0.28	27
All reefs	**763**	**522**	**95.00**	**0.28**	**27**
Masimong 5					
Basal	3 073	2 415	44.00	0.28	12
B Reef*	2 163	2 116	48.00	0.37	18
All reefs	**5 236**	**4 531**	**46.00**	**0.32**	**15**
Joel					
Beatrix	3 107	2 923	45.00	0.38	17
All reefs	**3 107**	**2 923**	**45.00**	**0.38**	**17**
Moab Khotsong					
Vaal Reef	2 074	1 726	46.00	0.93	43
C Reef	54	72	4.00	4.07	16
All reefs	**2 128**	**1 798**	**44.00**	**0.94**	**42**
Mponeng					
VCR	3 609	3 570	28.00	1.53	43
Carbon Leader	1 495	958	35.00	1.02	36
All reefs	**5 104**	**4 528**	**29.00**	**1.42**	**41**

	Reef	Sampled	CHANNEL		
	feet	feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	7 028	5 906	27.00	0.45	12
Beatrix	3 107	2 923	45.00	0.38	17
B Reef	5 279	5 521	47.00	0.74	35
Elsburg/Dryerskuil	763	522	95.00	0.28	27
Vaal Reef	2 074	1 726	46.00	0.93	43
South Reef	5 048	4 222	26.00	0.36	9
VCR	5 363	5 302	24.00	1.46	35
C Reef	54	72	4.00	4.07	16
Carbon Leader	1 495	958	35.00	1.02	36
All reefs	**30 211**	**27 152**	**35.00**	**0.70**	**24**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 56

COMPETENT PERSON'S DECLARATION

Harmony Gold Mining Company Limited's statement of Mineral Resources and Mineral Reserves as at 30 June 2025 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves.

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations.

The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons:

Mineral Resources and Mineral Reserves of South Africa:

Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 27 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA).

Theo van Dyk

Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa

Mineral Resources and Mineral Reserves of Papua New Guinea and Australia:

Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 37 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia.

Greg Job

Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia

Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950
Registration number: 1950/038232/06

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: *www.harmony.co.za*

DIRECTORS

Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director)
M Gule*^, FJ Lombard*^, Z Matlala*^, M Moshe*^, B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^

* *Non-executive*
^ *Independent*

COMPANY SECRETARY

SS Mohatla
E-mail queries: companysecretariat@harmony.co.za
Telephone: +27 11 411 2359

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 6073 or +27 82 746 4120

TRANSFER SECRETARIES

JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
E-mail: info@jseinvestorservices.co.za
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

AMERICAN DEPOSITARY RECEIPTS

American Depositary Receipts
Deutsche Bank Trust Company Americas
c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050
Email: db@astfinancial.com
Toll free (within US): (886) 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334

SPONSOR

J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

ISIN: ZAE000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Report, and its report suite filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2024, are available on our website (www.harmony.co.za/invest).

HARMONY

Harmony Gold Mining Company Limited | FY25 Results for the year ended 30 June 2025 57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 28, 2025

By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director